SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 30, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/1/2015 to 9/30/2015	11
1/1/2014 to 9/30/2014	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Financial Statements	22
Comments on the Company’s Projections	82
Other Information Deemed as Relevant by the Company	83
Reports and Statements
Unqualified Report on Special Review	85

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 9/30/2015
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/26/2015	Interest on Shareholders’ Equity	6/29/2015	Common		0.36913

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Parent Company’s Financial Statements/Statement of Financial Position - Assets

(R$ thousand)
Code	Description	Current Quarter 09/30/2015	Previous Year 12/31/2014
1	Total Assets	32,456,526	30,355,440
1.01	Current Assets	2,612,733	3,215,445
1.01.01	Cash and Cash Equivalents	889,933	1,722,991
1.01.03	Accounts Receivable	1,374,497	1,156,785
1.01.03.01	Trade Accounts Receivable	1,236,982	1,034,820
1.01.03.02	Other Accounts Receivable	137,515	121,965
1.01.03.02.01	Balances with Related Parties	137,515	121,965
1.01.04	Inventories	56,739	66,487
1.01.06	Recoverable Taxes	66,097	148,768
1.01.06.01	Current Recoverable Taxes	66,097	148,768
1.01.08	Other Current Assets	225,467	120,414
1.01.08.03	Other	225,467	120,414
1.01.08.03.01	Restricted Cash	29,331	19,750
1.01.08.03.02	Financial Asset Held for Trading	90,617	0
1.01.08.03.20	Other Accounts Receivable	105,519	100,664
1.02	Noncurrent Assets	29,843,793	27,139,995
1.02.01	Long-Term Assets	1,441,729	780,362
1.02.01.03	Accounts Receivable	164,311	189,458
1.02.01.03.01	Trade Accounts Receivable	164,311	189,458
1.02.01.06	Deferred Taxes	348,913	209,478
1.02.01.06.01	Deferred Income Tax and Social Contribution	348,913	209,478
1.02.01.08	Receivables from Related Parties	678,337	102,018
1.02.01.08.03	Receivables from Controlling Shareholders	678,337	102,018
1.02.01.09	Other Noncurrent Assets	250,168	279,408
1.02.01.09.04	Escrow Deposits	78,041	69,488
1.02.01.09.05	ANA – National Water Agency	88,267	122,634
1.02.01.09.20	Other Accounts Receivable	83,860	87,286
1.02.02	Investments	81,999	75,262
1.02.02.01	Shareholdings	22,759	21,223
1.02.02.01.04	Other Shareholdings	22,759	21,223
1.02.02.02	Investment Properties	59,240	54,039
1.02.03	Property, Plant and Equipment	299,526	304,845
1.02.04	Intangible Assets	28,020,539	25,979,526
1.02.04.01	Intangible Assets	28,020,539	25,979,526
1.02.04.01.01	Concession Contracts	8,352,777	8,650,531
1.02.04.01.02	Program Contracts	7,280,311	6,082,062
1.02.04.01.03	Service Contracts	12,080,775	10,986,386
1.02.04.01.04	Software License	306,676	260,547

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousands)
Code	Description	Current Quarter 09/30/2015	Previous Year 12/31/2014
2	Total Liabilities	32,456,526	30.355.440
2.01	Current Liabilities	2,990,989	3.480.576
2.01.01	Labor and Pension Plan Liabilities	397,105	387.971
2.01.01.01	Pension Plan Liabilities	24,430	38.427
2.01.01.02	Labor Liabilities	372,675	349.544
2.01.02	Trade Accounts Payable	225,804	323.513
2.01.02.01	Domestic Suppliers	225,804	323.513
2.01.03	Tax Liabilities	75,724	74.138
2.01.03.01	Federal Tax Liabilities	67,943	64.209
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	23,430	0
2.01.03.01.03	INSS (social security contribution) Payable	33,425	33.324
2.01.03.01.20	Other Federal Taxes	11,088	30.885
2.01.03.02	State Taxes Liabilities	0	48
2.01.03.03	Municipal Taxes Liabilities	7,781	9.881
2.01.04	Loans and Financing	973,726	1.207.126
2.01.04.01	Loans and Financing	606,154	484.064
2.01.04.01.01	In Domestic Currency	224,093	245.384
2.01.04.01.02	In Foreign Currency	382,061	238.680
2.01.04.02	Debentures	357,615	714.065
2.01.04.03	Financing through finance lease	9,957	8.997
2.01.05	Other Liabilities	701,445	862.736
2.01.05.01	Payables to Related Parties	1,544	1.569
2.01.05.01.03	Payables to Controlling Shareholders	1,544	1.569
2.01.05.02	Other	699,901	861.167
2.01.05.02.01	Dividends and Interest on Equity Payable	81	214.523
2.01.05.02.04	Services Payable	328,281	318.973
2.01.05.02.05	Refundable Amounts	8,443	16.929
2.01.05.02.06	Program Contract Commitments	256,944	189.551
2.01.05.02.07	Private Public Partnership – PPP	39,456	38.047
2.01.05.02.09	Indemnities	8,831	10.516
2.01.05.02.20	Other Payables	57,865	72.628
2.01.06	Provisions	617,185	625.092
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	128,592	120.003
2.01.06.01.01	Tax Provisions	10,714	8.681
2.01.06.01.02	Social Security and Labor Provisions	49,891	48.340
2.01.06.01.04	Civil Provisions	67,987	62.982
2.01.06.02	Other Provisions	488,593	505.089
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	12,929	62.250
2.01.06.02.04	Provisions for Customers	408,965	382.937
2.01.06.02.05	Provisions for Suppliers	66,699	59.902
2.02	Non-Current Liabilities	16,107,787	13.570.461
2.02.01	Loans and Financing	11,659,836	9.578.641
2.02.01.01	Loans and Financing	7,926,240	5.718.135

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousands)
Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
2.02.01.01.01	In Domestic Currency	1,591,500	1,610,523
2.02.01.01.02	In Foreign Currency	6,334,740	4,107,612
2.02.01.02	Debentures	3,221,234	3,386,913
2.02.01.03	Financing through finance lease	512,362	473,593
2.02.02	Other Payables	4,058,440	3,396,565
2.02.02.02	Other	4,058,440	3,396,565
2.02.02.02.04	Pension Plan Liabilities	2,849,389	2,729,598
2.02.02.02.05	Program Contract Commitments	98,506	18,208
2.02.02.02.06	Private Public Partnership – PPP	832,203	330,236
2.02.02.02.07	Indemnities	11,664	8,925
2.02.02.02.08	Labor Liabilities	15,980	23,498
2.02.02.02.09	Deferred COFINS and PASEP	132,779	129,351
2.02.02.02.20	Other Payables	117,919	156,749
2.02.04	Provisions	389,511	595,255
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	263,531	285,197
2.02.04.01.01	Tax Provisions	49,361	46,873
2.02.04.01.02	Pension Plan and Labor Provisions	169,030	184,893
2.02.04.01.04	Civil Provisions	45,140	53,431
2.02.04.02	Other Provisions	125,980	310,058
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	70,284	163,347
2.02.04.02.04	Provisions for Customers	54,329	141,237
2.02.04.02.05	Provisions for Suppliers	1,367	5,474
2.03	Equity	13,357,750	13,304,403
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	3,672,149	3,694,151
2.03.04.01	Legal Reserve	758,141	758,141
2.03.04.08	Additional Dividend Proposed	0	22,002
2.03.04.10	Reserve for Investments	2,914,008	2,914,008
2.03.05	Retained Earnings/Accumulated Losses	75,349	0
2.03.06	Equity Valuation Adjustment	-389,748	-389,748

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousands)
Code	Description	Current Quarter 7/1/2015 to 9/30/2015	YTD Current Year 1/1/2015 to 9/30/2015	Same Quarter Previous Year 7/1/2014 to 9/30/2014	YTD Previous Year 1/1/2014 to 9/30/2014
3.01	Revenue from Sales and/or Services	3,196,992	8,488,485	2,823,532	8,369,615
3.02	Cost of Sales and/or Services	-2,261,459	-6,125,545	-1,985,938	-5,494,788
3.02.01	Cost of Sales and/or Services	-1,268,475	-3,670,962	-1,203,695	-3,527,856
3.02.02	Construction Cost	-992,984	-2,454,583	-782,243	-1,966,932
3.03	Gross Profit	935,533	2,362,940	837,594	2,874,827
3.04	Operating Income/Expenses	-249,406	-56,349	-344,615	-1,225,001
3.04.01	Selling Expenses	-109,709	-441,161	-126,564	-498,393
3.04.02	General and Administrative Expenses	-192,637	287,039	-210,716	-681,094
3.04.04	Other Operating Income	63,732	128,201	21,014	59,159
3.04.04.01	Other Operating Income	69,923	143,449	24,291	67,196
3.04.04.02	COFINS and PASEP	-6,191	-15,248	-3,277	-8,037
3.04.05	Other Operating Expenses	-9,417	-30,052	-27,182	-103,187
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-7,313	-6,551	-24,917	-77,009
3.04.05.02	Provision for Tax Incentive Losses	500	500	0	0
3.04.05.03	Tax Incentives	0	-7,770	-2,096	-10,663
3.04.05.04	Surplus Cost of Traded Electricity	-2,847	-14,465	0	0
3.04.05.06	Provision for losses - Diadema and Saned	0	0	0	-14,967
3.04.05.20	Other	243	-1,766	-169	-548
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	-1,375	-376	-1,167	-1,486
3.05	Income Before Financial Result and Taxes	686,127	2,306,591	492,979	1,649,826
3.06	Financial Result	-1,539,410	-2,369,778	-337,772	-331,830
3.06.01	Finance Income	124,544	354,322	109,724	290,839
3.06.01.01	Finance Income	130,438	359,609	109,902	291,629
3.06.01.02	Foreign Exchange Gains	10	617	-178	-790
3.06.01.03	COFINS and PASEP	-5,904	-5,904	0	0
3.06.02	Finance Expenses	-1,663,954	-2,724,100	-447,496	-622,669
3.06.02.01	Finance Expenses	-215,016	-599,550	-134,535	-510,942
3.06.02.02	Foreign Exchange Losses	-1,448,938	-2,124,550	-312,961	-111,727
3.07	Earnings Before Income Tax	-853,283	-63,187	155,207	1,317,996
3.08	Income Tax and Social Contribution	273,139	138,536	-63,706	-446,487
3.08.01	Current	-674	-899	-41,608	-453,799

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousands)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	YTD Current Year 1/1/2014 to 9/30/2014	Same Quarter Previous Year 7/1/2013 to 9/30/2013	YTD Previous Year 1/1/2013 to 9/30/2013
3.08.02	Deferred	273,813	139,435	-22,098	7,312
3.09	Net Result from Continued Operations	-580,144	75,349	91,501	871,509
3.11	Profit/Loss for the Period	-580,144	75,349	91,501	871,509
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	-0.84877	0.11024	0.13387	1.27505
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	-0.84877	0.11024	0.13387	1.27505

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousands)
Code	Description	Current Quarter 7/1/2015 to 9/30/2015	YTD Current Year 1/1/2015 to 9/30/2015	Same Quarter Previous Year 7/1/2014 to 9/30/2014	YTD Previous Year 1/1/2014 to 9/30/2014
4.01	Net Income for the Period	-580,144	75,349	91,501	871,509
4.03	Comprehensive Income for the Period	-580,144	75,349	91,501	871,509

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

(R$ thousands)
Code	Description	YTD Current Year 1/1/2015 to 9/30/2015	YTD Previous Year 1/1/2014 to 9/30/2014
6.01	Net Cash from Operating Activities	1,853,010	2,006,936
6.01.01	Cash from Operations	2,521,581	2,865,933
6.01.01.01	Profit (loss) Before Income Tax and Social Contribution	-63,187	1,317,996
6.01.01.02	Provision and Inflation Adjustments on Provisions	-116,292	151,776
6.01.01.03	GESP Agreement	-696,283	0
6.01.01.04	Financial Charges from Customers	-199,994	-142,996
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment and Intangible Assets	18,214	28,887
6.01.01.06	Depreciation and Amortization	808,706	726,051
6.01.01.07	Interest on Loans and Financing Payable	357,306	293,000
6.01.01.08	Monetary and Foreign Exchange Change on Loans and Financing	2,247,653	183,808
6.01.01.09	Interest and Monetary Change on Liabilities	17,469	13,942
6.01.01.10	Interest and Monetary Change in Assets	-36,514	-24,564
6.01.01.11	Allowance for Doubtful Accounts	9,389	54,688
6.01.01.12	Provision for Consent Decree (TAC)	-17,916	40,977
6.01.01.13	Equity in the Earnings of Subsidiaries	376	1,486
6.01.01.14	Provision for Sabesprev Mais	5,908	7,105
6.01.01.15	Other Provisions/Reversals	-13,731	57,086
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	8,012	-17,504
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-53,881	-42,775
6.01.01.18	Pension Plan Liabilities	246,346	216,970
6.01.02	Changes in Assets and Liabilities	-129,262	-20,975
6.01.02.01	Trade Accounts Receivable	17,731	277,581
6.01.02.02	Balances and Related Party Transactions	15,364	40,940
6.01.02.03	Inventories	9,366	5,096
6.01.02.04	Recoverable Taxes	82,671	0
6.01.02.05	Other Accounts Receivable	-26	-30,621
6.01.02.06	Escrow Deposits	25,696	598
6.01.02.08	Contractors and Suppliers	-31,968	1,694
6.01.02.09	Payroll, Provisions and Social Contribution	27,050	49,815
6.01.02.10	Pension Plan Liabilities	-126,555	-119,580
6.01.02.11	Taxes and Contributions Payable	15,776	-100,753
6.01.02.12	Services Received	1,296	22,070
6.01.02.13	Other Liabilities	-71,732	-18,437
6.01.02.14	Provisions	-97,359	-150,331
6.01.02.15	Deferred COFINS/PASEP	3,428	953
6.01.03	Other	-539,309	-838,022

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

(R$ thousands)
Code	Description	YTD Current Year 1/1/2015 to 9/30/2015	YTD Previous Year 1/1/2014 to 9/30/2014
6.01.03.01	Interest Paid	-521,566	-415,829
6.01.03.02	Income Tax and Social Contribution Paid	-17,743	-422,193
6.02	Net Cash from Investing Activities	-1,886,867	-1,929,606
6.02.01	Acquisition of Intangible Assets	-1,856,910	-1,834,304
6.02.02	Acquisition of Property, Plant and Equipment	-21,902	-85,031
6.02.03	Increase in Investments	0	-24
6.02.04	Restricted Cash	-9,581	-10,247
6.02.05	Dividends Received	1,526	0
6.03	Net Cash from Financing Activities	-799,201	359
6.03.01	Funding – Loans	684,586	940,215
6.03.02	Amortization of Loans	-1,219,588	-418,963
6.03.03	Payment of Interest on Shareholders’ Equity	-202,108	-467,470
6.03.04	Public-Private Partnership (PPP)	-17,169	-15,030
6.03.05	Program Contract Commitments	-44,922	-38,393
6.05	Increase (Decrease) in Cash and Cash Equivalents	-833,058	77,689
6.05.01	Opening Cash and Cash Equivalents	1,722,991	1,782,001
6.05.02	Closing Cash and Cash Equivalents	889,933	1,859,690

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity – 1/1/2015 to 9/30/2015

(R$ thousands)
Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.03	Restated Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.04	Capital Transactions with Partners	0	0	-22,002	0	0	-22,002
5.04.08	Additional Dividends Approved	0	0	-22,002	0	0	-22,002
5.05	Total Comprehensive Income	0	0	0	75,349	0	75,349
5.05.01	Net Income for the Period	0	0	0	75,349	0	75,349
5.07	Closing Balances	10,000,000	0	3,672,149	75,349	-389,748	13,357,750

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity– 1/1/2014 to 9/30/2014

(R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.03	Restated Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.04	Capital Transactions with Partners	0	0	-42,862	0	0	-42,862
5.04.08	Additional Dividends Approved	0	0	-42,862	0	0	-42,862
5.05	Total Comprehensive Income	0	0	0	871,509	0	871,509
5.05.01	Net Income for the Period	0	0	0	871,509	0	871,509
5.06	Internal Changes in the Shareholders’ Equity	3,796,312	-124,255	-3,672,057	0	0	0
5.06.04	Capitalization of Reserves	3,796,312	-124,255	-3,672,057	0	0	0
5.07	Closing Balances	10,000,000	0	3,021,470	871,509	-133,531	13,759,448

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Parent Company’s Financial Statements/Statement of Value Added

(R$ thousands)
Code	Description	YTD Current Year 1/1/2015 to 9/30/2015	YTD Previous Year 1/1/2014 to 9/30/2014
7.01	Revenue	9,021,425	8,856,341
7.01.01	Operating Revenue	6,378,901	6,834,126
7.01.02	Other Revenue	143,449	67,196
7.01.03	Revenue from the Construction	2,508,464	2,009,707
7.01.04	Allowance for/Reversal of Doubtful Accounts	-9,389	-54,688
7.02	Inputs Acquired from Third Parties	-4,025,989	-3,963,237
7.02.01	Costs of Sales and Services	-3,720,310	-3,269,421
7.02.02	Materials, Energy, Outsourced Services and Other	-275,627	-590,629
7.02.04	Other	-30,052	-103,187
7.03	Gross Value Added	4,995,436	4,893,104
7.04	Retentions	-808,706	-726,051
7.04.01	Depreciation, Amortization and Depletion	-808,706	-726,051
7.05	Net Value Added Produced	4,186,730	4,167,053
7.06	Value Added Received through Transfer	1,056,133	289,353
7.06.01	Equity in the Earnings (Losses) of Subsidiaries	-376	-1,486
7.06.02	Finance Income	360,226	290,839
7.06.03	Other	696,283	0
7.06.03.01	GESP Reimbursement – Benefits Paid	696,283	0
7.07	Total Value Added to Distribute	5,242,863	4,456,406
7.08	Value Added Distribution	5,242,863	4,456,406
7.08.01	Personnel	1,495,699	1,451,547
7.08.01.01	Direct Compensation	984,944	958,390
7.08.01.02	Benefits	415,006	383,074
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	95,749	110,083
7.08.02	Taxes and Contributions	639,712	1,275,831
7.08.02.01	Federal	563,731	1,204,239
7.08.02.02	State	53,114	50,402
7.08.02.03	Municipal	22,867	21,190
7.08.03	Value Distributed to Providers of Capital	3,032,103	857,519
7.08.03.01	Interest	2,971,176	799,392
7.08.03.02	Rental	60,927	58,127
7.08.04	Value Distributed to Shareholders	75,349	871,509
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	75,349	871,509

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

1.    Financial highlights

								R$ million
		3Q15	3Q14	Chg. (R$)%		9M15	9M14	Chg. (R$)%
	Gross operating revenue	2,327.2	2,165.6	161.6	7.5	6,378.9	6,834.1	(455.2)	(6.7)
	Construction revenue	1,015.2	799.7	215.5	26.9	2,508.5	2,009.7	498.8	24.8
	COFINS and PASEP taxes	(145.4)	(141.8)	(3.6)	2.5	(398.9)	(474.2)	75.3	(15.9)
(=)	Net operating revenue	3,197.0	2,823.5	373.5	13.2	8,488.5	8,369.6	118.9	1.4
	Costs and expenses	(1,570.8)	(1,541.0)	(29.8)	1.9	(3,825.1)	(4,707.3)	882.2	(18.7)
	Construction costs	(993.0)	(782.1)	(210.9)	27.0	(2,454.6)	(1,966.9)	(487.7)	24.8
	Equity result	(1.3)	(1.2)	(0.1)	-	(0.4)	(1.5)	1.1	(73.3)
	Other operating revenue (expenses), net	54.3	(6.2)	60.5	(975.8)	98.1	(44.1)	142.2	(322.4)
(=)	Earnings before financial result, income tax and social contribution	686.2	493.0	193.2	39.2	2,306.5	1,649.8	656.7	39.8
	Financial result	(1,539.4)	(337.8)	(1,201.6)	355.7	(2,369.7)	(331.8)	(2,037.9)	614.2
(=)	Earnings before income tax and social contribution	(853.2)	155.2	(1,008.4)	(649.7)	(63.2)	1,318.0	(1,381.2)	(104.8)
	Income tax and social contribution	273.1	(63.7)	336.8	(528.7)	138.5	(446.5)	585.0	(131.0)
(=)	Net income (loss)	(580.1)	91.5	(671.6)	(734.0)	75.3	871.5	(796.2)	(91.4)
	Earnings (loss) per share* (R$)	(0.85)	0.13			0.11	1.28
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
		3Q15	3Q14	Chg. (R$)%		9M15	9M14	Chg. (R$)%
	Net income (loss)	(580.1)	91.5	(671.6)	(734.0)	75.3	871.5	(796.2)	(91.4)
	Income tax and social contribution	(273.1)	63.7	(336.8)	(528.7)	(138.5)	446.5	(585.0)	(131.0)
	Financial result	1,539.4	337.8	1,201.6	355.7	2,369.7	331.8	2,037.9	614.2
	Other operating revenues (expenses), net	(54.3)	6.2	(60.5)	(975.8)	(98.1)	44.1	(142.2)	(322.4)
(=)	Adjusted EBIT*	631.9	499.2	132.7	26.6	2,208.4	1,693.9	514.5	30.4
	Depreciation and amortization	271.3	243.2	28.1	11.6	808.7	726.0	82.7	11.4
(=)	Adjusted EBITDA **	903.2	742.4	160.8	21.7	3,017.1	2,419.9	597.2	24.7
	(%) Adjusted EBITDA margin	28.3	26.3			35.5	28.9

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q15, net operating revenue, including construction revenue, reached R$ 3.2 billion; a 13.2% increase compared to 3Q14.

Costs and expenses, including construction costs, totaled R$ 2.6 billion, up by 10.4% compared to R$ 2.3 billion recorded in 3Q14.

Adjusted EBIT, in the amount of R$ 631.9 million, grew 26.6% from R$ 499.2 million recorded in the same quarter of the previous year.

Adjusted EBITDA, in the amount of R$ 903.2 million, increased 21.7% from R$ 742.4 million recorded in 3Q14 (R$ 3,017.1 million in the last 9 months and R$ 3,515.9 million in the last 12 months).

The adjusted EBITDA margin was 28.3% in 3Q15, versus 26.3% in 3Q14 (35.5% in the last 9 months and 31.0% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 40.4% in 3Q15 (35.8% in 3Q14, 49.6% in the last 9 months and 43.5% in the last 12 months).

In 3Q15 the Company recorded a net loss of R$ 580.1 million, in comparison to a net income of R$ 91.5 million recorded in 3Q14.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.3 billion, an increase of R$ 161.6 million or 7.5%, when compared to the R$ 2.2 billion recorded in 3Q14.

The main factors that led to this variation were:

•         6.5% repositioning tariff index since December 2014;

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015; and

•         Application of contingency tariff, with a R$ 144.8 million impact in 3Q15.

The increase in gross operating revenue was mitigated by:

•        The bonus granted under the Water Consumption Reduction Incentive Program, with a R$ 248.8 million impact in 3Q15, versus the R$ 129.4 million granted in 3Q14, resulting in a decrease of 5.5% in gross operating revenue; and

•         Decrease of 5.8% in the Company’s total billed volume (6.8% in water and 4.4% in sewage).

3. Construction revenue

Construction revenue increased R$ 215.5 million or 26.9%, when compared to 3Q14. The variation was mainly due to higher investments in the concessions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and year-to-date, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q15	3Q14%		3Q15	3Q14%		3Q15	3Q14%
Residential	363.1	379.6	(4.3)	306.1	318.2	(3.8)	669.2	697.8	(4.1)
Commercial	39.6	42.4	(6.6)	37.8	40.1	(5.7)	77.4	82.5	(6.2)
Industrial	8.0	9.6	(16.7)	9.6	10.7	(10.3)	17.6	20.3	(13.3)
Public	9.6	12.9	(25.6)	8.4	9.9	(15.2)	18.0	22.8	(21.1)
Total retail	420.3	444.5	(5.4)	361.9	378.9	(4.5)	782.2	823.4	(5.0)
Wholesale (3)	52.8	63.1	(16.3)	5.8	5.8	-	58.6	68.9	(14.9)
Total	473.1	507.6	(6.8)	367.7	384.7	(4.4)	840.8	892.3	(5.8)
	9M15	9M14%		9M15	9M14%		9M15	9M14%
Residential	1,090.1	1,172.3	(7.0)	916.0	977.8	(6.3)	2,006.1	2,150.1	(6.7)
Commercial	119.5	130.1	(8.1)	113.4	122.4	(7.4)	232.9	252.5	(7.8)
Industrial	24.5	29.7	(17.5)	29.2	32.7	(10.7)	53.7	62.4	(13.9)
Public	30.8	39.8	(22.6)	24.8	30.8	(19.5)	55.6	70.6	(21.2)
Total retail	1,264.9	1,371.9	(7.8)	1,083.4	1,163.7	(6.9)	2,348.3	2,535.6	(7.4)
Wholesale (3)	164.9	208.0	(20.7)	18.3	18.9	(3.2)	183.2	226.9	(19.3)
Total	1,429.8	1,579.9	(9.5)	1,101.7	1,182.6	(6.8)	2,531.5	2,762.5	(8.4)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q15	3Q14%		3Q15	3Q14%		3Q15	3Q14%
Metropolitan	271.6	289.4	(6.2)	235.7	249.1	(5.4)	507.3	538.5	(5.8)
Regional (2)	148.7	155.1	(4.1)	126.2	129.8	(2.8)	274.9	284.9	(3.5)
Total retail	420.3	444.5	(5.4)	361.9	378.9	(4.5)	782.2	823.4	(5.0)
Wholesale (3)	52.8	63.1	(16.3)	5.8	5.8	-	58.6	68.9	(14.9)
Total	473.1	507.6	(6.8)	367.7	384.7	(4.4)	840.8	892.3	(5.8)
	9M15	9M14%		9M15	9M14%		9M15	9M14%
Metropolitan	806.6	891.2	(9.5)	698.2	763.3	(8.5)	1,504.8	1,654.5	(9.0)
Regional (2)	458.3	480.7	(4.7)	385.2	400.4	(3.8)	843.5	881.1	(4.3)
Total retail	1,264.9	1,371.9	(7.8)	1,083.4	1,163.7	(6.9)	2,348.3	2,535.6	(7.4)
Wholesale (3)	164.9	208.0	(20.7)	18.3	18.9	(3.2)	183.2	226.9	(19.3)
Total	1,429.8	1,579.9	(9.5)	1,101.7	1,182.6	(6.8)	2,531.5	2,762.5	(8.4)

               (1) Unaudited
               (2) Including coastal and interior region
               (3) Reused water and non-domestic sewage are included in wholesale

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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5. Costs, administrative, selling and construction expenses

In 3Q15, costs, administrative, selling and construction expenses, grew 10.4% (R$ 240.7 million). Excluding construction costs, total costs and expenses grew by 1.9%. As a percentage of net revenue, cost and expenses were 82.3% in 3Q14 and 80.2% in 3Q15.

							R$ million
	3Q15	3Q14	Chg. (R$)%		9M15	9M14	Chg. (R$)%
Payroll and benefits	552.0	535.9	16.1	3.0	1,615.3	1,584.0	31.3	2.0
Supplies	42.0	54.7	(12.7)	(23.2)	133.7	148.8	(15.1)	(10.1)
Treatment supplies	62.9	65.6	(2.7)	(4.1)	198.8	199.9	(1.1)	(0.6)
Services	296.6	301.1	(4.5)	(1.5)	862.5	967.4	(104.9)	(10.8)
Electric power	220.0	156.3	63.7	40.8	587.4	440.8	146.6	33.3
General expenses	144.5	187.6	(43.1)	(23.0)	247.7	530.3	(282.6)	(53.3)
Tax expenses	19.6	18.2	1.4	7.7	57.9	55.4	2.5	4.5
São Paulo state government reimbursement	-	-	-	-	(696.3)	-	(696.3)	-
Sub-total	1,337.6	1,319.4	18.2	1.4	3,007.0	3,926.6	(919.6)	(23.4)
Depreciation and amortization	271.3	243.2	28.1	11.6	808.7	726.0	82.7	11.4
Credit write-offs	(38.1)	(21.6)	(16.5)	76.4	9.4	54.7	(45.3)	(82.8)
Sub-total	233.2	221.6	11.6	5.2	818.1	780.7	37.4	4.8
Costs, administrative and selling expenses	1,570.8	1,541.0	29.8	1.9	3,825.1	4,707.3	(882.2)	(18.7)
Construction costs	993.0	782.1	210.9	27.0	2,454.6	1,966.9	487.7	24.8
Costs, adm., selling and construction expenses	2,563.8	2,323.1	240.7	10.4	6,279.7	6,674.2	(394.5)	(5.9)
% of net revenue	80.2	82.3			74.0	79.7

5.1. Payroll and benefits

In 3Q15 payroll and benefits increased R$ 16.1 million or 3.0%, due to the following:

•         R$ 20.5 million, mainly due to the average wage increase of 9.7% in May 2015 and by the application of 1% related to the career and wage plan, since July 2015;

•         R$ 10.3 million in the provision for the pension plan, arising from changes in actuarial assumptions; and

•         R$ 8.3 million severance payments, due to dismissal in 3Q15.

Despite the above factors, there was a decrease of R$ 24.9 million, due to the smaller number of employees entitled to retirement (TAC).

 5.2. Supplies

In 3Q15, expenses with supplies decreased R$ 12.7 million or 23.2%, from R$ 54.7 million to R$ 42.0 million, mostly due to lower use of materials in preventive and corrective maintenance in water and sewage systems, expansion of computerized systems and conservation of properties and installations, in the amount of R$ 8.7 million.

5.3. Services

Services expenses, in the amount of R$ 296.6 million, dropped R$ 4.5 million or 1.5%, in comparison to R$ 301.1 million in 3Q14. The main factors that led to this decrease were lower expenses with the Program for the Rational Use of Water (PURA), in the amount of R$ 2.4 million and with surveillance services, in the amount of R$ 2.3 million.

5.4. Electric power

Electric power expenses totaled R$ 220.0 million, an increase of R$ 63.7 million or 40.8% in comparison to the R$ 156.3 million in 3Q14, chiefly due to the following:

•         Average increase of 76.4% in the regulated market tariffs, with a 8.3% decrease in consumption; and

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•         Average increase of 196.4% in the grid market tariffs (TUSD), with a 4.0% decrease in consumption.

The increases were partially offset by the 11.1% drop in tariffs and the 2.6% drop in the free market consumption.

In 3Q15 the regulated market accounted for 67.1% of the total electric power consumed by the Company, the free market accounted for 17.4% and the grid market (TUSD) accounted for 15.5% of total consumption.

5.5. General expenses

General expenses dropped R$ 43.1 million or 23.0%, totaling R$ 144.5 million, versus the R$ 187.6 million recorded in 3Q14 mainly due to:

•         Reversal of the provision, totaling R$ 17.9 million, related to the recovery of amounts with the Government of the State of São Paulo – GESP due to the disposal of employees; and

•         R$ 17.7 million decrease in the provision for lawsuits.

5.6. Depreciation and amortization

R$ 28.1 million increase or 11.6%, reaching R$ 271.3 million in comparison to the R$ 243.2 million recorded in 3Q14, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.5 billion.

5.7. Credit write-offs

Credit write-offs decreased R$ 16.5 million, especially due to the reversal of the provision for losses with the municipality of Santos, in the amount of R$ 70.5 million, as a result of the settlement of an agreement.

The decrease was offset by the additional provisions for losses in the amount of R$ 54.0 million, mostly with public entities and private clients.

6. Other operating revenues and expenses, net

Other net operational revenues and expenses reported an upturn of R$ 60.5 million, mainly due to the following:

•         An increase of R$ 42.7 million in other operating revenues, largely due to the proceeds of R$ 22.1 million related to the Depollution Program of Hydrographic Basins and the sale of real estate in 3Q15, totaling R$ 16.6 million; and

•         A decrease of R$ 17.8 million on other operating expenses, as a result of the decrease in the write-off of obsolete goods during 3Q15, in the amount of R$ 14.6 million.

7. Financial result

			R$ million
	3Q15	3Q14	Chg.	%
Financial expenses, net of revenues	(105.6)	(36.7)	(68.9)	187.7
Net monetary and exchange variation	(1,433.8)	(301.1)	(1,132.7)	376.2
Financial result	(1,539.4)	(337.8)	(1,201.6)	355.7

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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7.1. Financial revenues and expenses

			R$ million
	3Q15	3Q14	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(39.2)	(27.1)	(12.1)	44.6
Interest and charges on domestic loans and financing	(80.9)	(46.6)	(34.3)	73.6
Other financial expenses	(50.4)	(43.9)	(6.5)	14.8
Total financial expenses	(170.5)	(117.6)	(52.9)	45.0
Financial revenues	64.9	80.9	(16.0)	(19.8)
Financial expenses net of revenues	(105.6)	(36.7)	(68.9)	187.7

7.1.1. Financial expenses

Financial expenses grew R$ 52.9 million. The main reasons were:

•         R$ 34.3 million in interest and charges on domestic loans and financing, especially due to the higher appreciation of the CDI in 3Q15, in comparison to 3Q14 (14.13% and 10.81%, respectively); and

•         R$ 12.1 million in interest and charges on international loans and financing, due to the higher appreciation of US dollar and the Yen versus the Brazilian Real in 3Q15 (28.1% and 30.5%, respectively), when compared to 3Q14 (11.3% and 2.8%, respectively).

7.1.2. Financial revenues

Financial revenues decreased R$ 16.0 million, largely due to lower financial investments held in the period.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	3Q15	3Q14	Chg.	%
Monetary variation on loans and financing	(25.9)	(10.2)	(15.7)	153.9
Currency exchange variation on loans and financing	(1,448.9)	(312.9)	(1,136.0)	363.1
Other monetary variations	(18.6)	(6.8)	(11.8)	173.5
Monetary/exchange rate variation on liabilities	(1,493.4)	(329.9)	(1,163.5)	352.7
Monetary/exchange rate variation on assets	59.6	28.8	30.8	106.9
Monetary/exchange rate variation, net	(1,433.8)	(301.1)	(1,132.7)	376.2

7.2.1. Monetary/currency exchange variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 3Q15 was R$ 1,163.5 million, higher than in 3Q14, especially due to:

•         Negative variation of R$ 1,136.0 million in expenses with exchange rate variation on loans and financing, due to a higher appreciation of the US dollar and the Yen versus the Brazilian Real in 3Q15 (28.1% and 30.5%, respectively), when compared to 3Q14 (11.3% and 2.8%, respectively); and

•         An upturn of R$ 15.7 million in expenses with monetary variation on loans and financing, due to the increase in the IPCA (Amplified Consumer Price Index) in 3Q15 compared to 3Q14 (1.4% and 0.8%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

An increase of R$ 30.8 million, especially due to the monetary update on the agreement with the municipality of Santos, in 3Q15.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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8. Income tax and social contribution

Recorded a R$ 336.8 million upturn, due to the decrease in taxable income in 3Q15, versus 3Q14.

9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 11.1% in the quarter and 15.9% in the nine month period.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 261 liters/connection x day versus 340 liters/connection x day on the same period last year. This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

Operating indicators *	3Q15	3Q14%
Water connections (1)	8,366	8,156	2.6
Sewage connections (1)	6,806	6,607	3.0
Population directly served - water (2)	25.5	25.2	1.2
Population directly served - sewage (2)	22.7	22.2	2.3
Number of employees	14,056	14,766	(4.8)
Water volume produced - quarter (3)	615	692	(11.1)
Water volume produced - nine months (3)	1,834	2,180	(15.9)
IPM - Measured water loss (%)	28.3	30.2	(6.3)
IPDt (liters/connection x day)	261	340	(23.2)

(1)        Total connections, active and inactive, in thousand units at the end of the period
(2)        In million inhabitants, at the end of the period. Not including wholesale
(3)        In millions of cubic meters
(*)      Unaudited

9.2. Financial

Economic Indexes * (quarter end)	3Q15	3Q14
Amplified Consumer Price Index (IPCA) - %	0.54	0.57
Referential Rate (TR) - %	0.19	0.09
Interbank Deposit Certificate (CDI) - %	14.13	10.81
US DOLAR (R$)	3.9729	2.4510
YEN (R$)	0.03316	0.02235

(*)     Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

10. Loans and financing

On September 30, 2015, the Company and the IDB entered into a Letter Agreement related to the AB Loan 1983AB Loan Agreement, in which the IDB irrevocably agreed not to exercise its right to accelerate the debt, in the period between September 30, 2015 and October 1, 2016, in the case of non-compliance, in a single quarter, with the “Adjusted net debt / EBITDA” ratio, which should be lower than 3.65. The IDB may exercise its right to accelerate repayment in the case of non-compliance with said ratio for more than one quarter. The Company’s ratio this quarter was 3.54, in line with the contractual requirement.

							R$ million
INSTITUTION	2015	2016	2017	2018	2019	2020	2021 and onwards	Total
Local market
Caixa Econômica Federal	11.1	48.0	52.5	55.9	57.6	59.7	749.5	1,034.3
Debentures	38.4	360.8	889.4	604.9	698.7	388.9	597.8	3,578.9
BNDES	13.5	70.1	75.5	75.5	75.5	57.8	299.2	667.1
Commercial Leasing	2.8	20.1	21.2	22.4	23.6	25.0	407.2	522.3
Others	0.2	0.6	0.7	0.5	-	-	-	2.0
Interest and charges	45.3	66.9	-	-	-	-	-	112.2
Local market total	111.3	566.5	1,039.3	759.2	855.4	531.4	2,053.7	5,916.8
International market
BID	5.5	151.6	223.3	123.6	123.5	123.6	1,435.7	2,186.8
BIRD	-	-	-	-	7.7	15.3	206.6	229.6
Eurobonds	-	556.1	-	-	-	1,386.2	-	1,942.3
JICA	-	72.6	74.0	75.3	114.0	114.0	1,329.6	1,779.5
BID 1983AB	-	95.1	95.1	94.9	70.3	69.6	90.8	515.8
Interest and charges	55.9	6.9	-	-	-	-	-	62.8
International market total	61.4	882.3	392.4	293.8	315.5	1,708.7	3,062.7	6,716.8
Total	172.7	1,448.8	1,431.7	1,053.0	1,170.9	2,240.1	5,116.4	12,633.6

11. Capex

In the third quarter of 2015 R$ 1.0 billion were invested, totaling R$ 2.6 billion investments in the first nine months of 2015.

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Version: 1

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On September 30, 2015, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. On August 5, 2015, the Company signed an agreement with the municipality of Santa Isabel and will start operations in 2016; thus, Santa Isabel is not included in the aforementioned 364 municipalities. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On September 30, 2015, the Company had 367 contracts.

SABESP is not operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florence, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities’ intangible assets was R$11,322 on September 30, 2015 (R$11,328 on December 31, 2014).

As of September 30, 2015, 52 concession agreements had expired and are being negotiated. From September 30, 2015 to 2030, 37 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By September 30, 2015, 278 program and services contracts were signed (274 contracts on December 31, 2014).

As of September 30, 2015, the carrying amount of the underlying assets used in the 52 concessions of the municipalities under negotiation totaled R$5,897,430, accounting for 21.05% of the total, and the related gross revenue for the nine-month period then ended totaled R$1,165,943, accounting for 13.12% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 51.52% of the gross revenues on September 30, 2015 (50.00% on September 30, 2014) and 43.11% of intangible assets (42.29% on December 31, 2014).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

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Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”,  a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i.      protection of the sources of water in collaboration with other agencies of the State and the City;

ii.    capture, transport and treat of water;

iii.  collect, transport, treatment and final dispose of  sanitary sewage; and

iv.  adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Vale do Ribeira, where the Company started to operate after the merger of the companies that formed it.

In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos where it used to operate under a public deed of authorization (See note 8 (d)). As of September 30, 2015, the carrying amount of the municipality of Santos’ intangible assets was R$561,736 (R$205,261 on December 31, 2014) and gross revenue in the nine-month period ended  September 30, 2015 was R$197,723 (R$170,712 on September 30, 2014).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

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Version: 1

Water shortage – the Company’s operations have been influenced by the lowest rainfall and inflow never seen in 85 years, especially at the reservoirs composing the Cantareira System which, under usual conditions, is liable for the direct supply of approximately 8.8 million people. During the rainy season from October 2013 to March 2014, rainfall was well below average. The Company expected the water stored in the Cantareira System to recover in the rainy season from October 2014 to March 2015.  As this did not happen, reservoir levels are below the historical series. To face this situation and ensure that the water supply is not interrupted, the Company has been adopting several measures since February 2014, such as:

•        Using pumps to remove water below the catchment level of the Cantareira System, the so-called  “technical reserve”;

•        Offering financial incentives to reduce consumption through bonus granted to consumers, whose volume consumed is below the average stipulated;

•        Using water from other producing systems to serve consumers previously supplied by the Cantareira System;

•        Intensifying the advertising campaigns towards the rational use of water;

•        Reducing pressure in the distribution network, in order to prevent water losses;

•        Adjusting the water volume sold to municipalities which operate their own distribution networks, due to lower availability;

•        Anticipating investments to expand water safety in the Metropolitan Region of São Paulo - RMSP

•        Performing short-term emergency works to increase water availability in the reservoirs, improving and optimizing supply systems in the RMSP, thereby lessening the impacts arising from the drought;

•        Installing ultrafiltration membranes which enabled rapid increase in the Guarapiranga System’s water production; and

•        Implementing the contingency tariff for consumers whose volume consumed is above the average stipulated.

At the end of September 2015, the year’s main work was concluded and delivered to contribute to the water supply in the Metropolitan Region of São Paulo. This interconnection will enable the transfer of up to 4m³/s of the Rio Grande Reservoir (Billings) to the Alto Tietê System, bringing more water safety so that this system expand to regions previously served only by the Cantareira System.

The water reservation volume at the reservoirs relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water sources regions.

This scenario of water shortage also had adverse effects for the Company. As a result, since 2014 up to date, the Company has taken decisions to minimize these effects, including:

•            Rearrangement of investments,

•            Expense budget reduction,

•            Negotiation of overdue receivables (until September 30, 2015, the Company included in the State CADIN a total of 33 municipalities with unpaid water bills, including those municipalities served by wholesale);

•            Contracting guarantee insurance for escrow deposits; and

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         •            Application of the extraordinary tariff revision since June 2015.

The Company’s Management expects that these measures and their impacts on operating cash generation and the lines of credit available for investments, will be sufficient to meet its short-term liabilities and not compromise the actions required to overcome the water shortage, thus preserving its consumers’ supply.

The interim financial information was approved by the Board of Directors on November 12, 2015.

2          Basis of preparation and presentation of the financial statements

(i)                    Presentation of the quarterly financial information

The quarterly financial information as of September 30, 2015, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for September 30, 2015, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the financial statements as of December 31, 2014, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

3          Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended September 30, 2015 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2014. These policies are disclosed in Note 3 to the Annual Financial Statements.

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4          Risk Management

4.1 Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign exchange risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term loans.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$6,735,687 on September 30, 2015 (R$4,363,898 on December 31, 2014). Below, the Company’s exposure to foreign exchange risk:

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	September 30, 2015		December 31, 2014
	Foreign currency	R$	Foreign currency	R$

Loans and financing– US$	1,231,031	4,890,763	1,231,188	3,270,282
Loans and financing – Yen	53,743,581	1,782,137	48,066,910	1,068,527
Interest and charges from loans and financing – US$		59,293		17,703
Interest and charges from loans and financing– Yen		3,494		7,386
Total exposure		6,735,687		4,363,898
Financing cost		(18,886)		(17,606)
Total loans in foreign currency (Note 15)		6,716,801		4,346,292

The 55% increase in foreign currency-denominated debt from December 31, 2014 to September 30, 2015 was mainly due to the following:

1)         Exchange rate changes, due to the 49.6% increase in the US dollar, from R$2.6562 on December 31, 2014 to R$3.9729 on September 30, 2015. The US dollar-denominated debt accounts for 73.5% of foreign currency-denominated debts; and

2)        A 12% increase in Yen-denominated debt and 49.2% increase in the Yen, from R$0.02223 on December 31, 2014 to R$0.03316 on September 30, 2015 .

On September 30, 2015, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on the nine-month period ended September 30, 2015 would have been R$673,568 (R$436,390 on December 31, 2014), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on September 30, 2015 (Liabilities) in US$	1,231,031	1,231,031	1,231,031

US$ rate on September 30, 2015	3.9729	3.9729	3.9729
Exchange rate estimated according to the scenario	4.0000	5.0000	6.0000
Difference between the rates	(0.0271)	(1.0271)	(2.0271)

Effect on net financial result in R$ - (loss)	(33,361)	(1,264,392)	(2,495,423)

Net currency exposure on September 30, 2015 (Liabilities) in Yen	53,743,581	53,743,581	53,743,581

Yen rate on September 30, 2015	0.03316	0.03316	0.03316
Exchange rate estimated according to the scenario	0.03493	0.04367	0.05240
Difference between the rates	(0.00177)	(0.01051)	(0.01924)

Effect on net financial result in R$ - (loss)	(95,126)	(564,845)	(1,034,026)

Total effect on net financial result in R$- (loss)	(128,487)	(1,829,237)	(3,529,449)

(*)The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after September 30, 2015, according to BACEN’s Focus Report and BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

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The table below provides the Company's loans and financing subject to variable interest rate:

	September 30, 2015	December 31, 2014

TR(i)	1,479,549	1,578,250
CDI(ii)	1,117,191	1,712,010
TJLP(iii)	1,099,110	1,059,074
IPCA(iv)	1,593,817	1,492,320
LIBOR(v)	2,927,488	1,953,989
Interest and charges	120,925	133,776
Total	8,338,080	7,929,419

(i) TR – Interest Benchmark Rate

(ii) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR – London Interbank Offered Rate

As of September 30, 2015, if interest rates on loans and financing denominated in Brazilian reais had been 1% higher or lower with all other variables held constant, the effects on profit for the nine-month period ended September 30, 2015, before taxes would have been R$83,380  (R$79,294 on December 31, 2014) lower or higher.

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

(b)              Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk on September 30, 2015 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties. See additional information in Notes 6, 7, 8 and 9.

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Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower national rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	September 30, 2015	December 31, 2014
Cash at bank and short-term bank deposits
AAA(bra)	889,320	1,722,347
Other (*)	613	644
	889,933	1,722,991

(*)This category includes current accounts and investment funds in banks, which have no credit rating information available.

The available credit rating information of the banks in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAA+
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	brAAA
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAA+
Itaú Unibanco Holding S.A.	AAA (bra)	Aa1.br	brAA+

(c)    Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company and São Lourenço PPP’s commitments, by relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

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	October to December 2015	2016	2017	2018	2019	2020 onwards	Total
As of September 30, 2015

Liabilities
Loans and financing	363,841	1,953,103	1,934,088	1,476,714	1,542,438	9,137,674	16,407,858
Accounts payable to suppliers and contractors	225,804	-	-	-	-	-	225,804
Services payable	328,281	-	-	-	-	-	328,281
Public-private partnership – PPP (*)	11,509	46,038	46,038	155,407	308,523	5,248,499	5,816,014
Program contract commitments	174,407	106,318	37,344	26,884	27,094	17,378	389,425

(*)The Company also considered future commitments (construction not yet performed) not yet recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)             Other price risks

The Company is exposed to the price risk of investment in equity instruments of Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, solely held for trading purposes in the short term.

Sensitivity analysis of equity instruments price

The sensitivity analysis was determined based on the exposure to the equity instruments price at the end of the reporting period.

If the equity instrument price were 10% lower, the profit for the quarter ended September 30, 2015 would decrease by R$5,981,  net of taxes.

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(e)   Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented above, due to the estimates used in the measurement.

September 30, 2015
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	830,117	13.5900% (*)	16.9875% (***)	20.3850%
Financial income		112,813	141,016	169,219

Liabilities
CDI	(1,117,191)	13.5900% (*)	16.9875% (***)	20.3850%
Interest to be incurred		(151,826)	(189,783)	(227,739)

CDI net exposure	(287,074)	(39,013)	(48,767)	(58,520)

Liabilities
TR	(1,479,549)	0.0203% (*)	0.0254%	0.0305%
Expenses to be incurred		(300)	(376)	(451)

IPCA	(1,593,817)	5.8700% (*)	7.3375%	8.8050%
Expenses to be incurred		(93,557)	(116,946)	(140,336)

TJLP	(1,099,110)	6.5000% (*)	8.1250%	9.7500%
Interest to be incurred		(71,442)	(89,303)	(107,163)

LIBOR	(2,927,488)	0.4934% (**)	0.6168%	0.7402%
Interest to be incurred		(14,444)	(18,057)	(21,669)

Total net expenses to be incurred		(218,756)	(273,449)	(328,139)

(*) Source: Focus Report – BACEN, September 25, 2015
(**) Source: Bloomberg
(***) Scenario with a 25% and 50% increase, as the Company’s net exposure in CDI is negative

(i)     Refers to the scenario of interest to be incurred for the 12 months as of September 30, 2015 or until the maturity of the agreements, whichever is shorter.

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4.2          Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	September 30, 2015	December 31, 2014

Total loans and financing (Note 15)	12,633,562	10,785,767
(-) Cash and cash equivalents (Note 6)	(889,933)	(1,722,991)

Net debt	11,743,629	9,062,776
Total equity	13,357,750	13,304,403

Total capital	25,101,379	22,367,179

Leverage ratio	47%	41%

The leverage ratio increased from 41% as of December 31, 2014 to 47% on September 30, 2015, due to the increased balance of foreign-currency denominated loans and financing as a result of 49.6% and 49.2% appreciations of the U.S. dollar and the Yen, respectively, in 2015.

4.3         Fair value estimates

It is assumed that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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4.4         Financial instruments

On December 31, 2014 the Company neither had financial assets classified as held to maturity, available for sale and fair value through profit or loss nor financial liabilities classified as fair value through profit or loss. In the second quarter of 2015, the Company received CTEEP’s shares, which were classified as financial asset held for trading and are recognized at fair value through profit or loss. This is the only new classification of financial instruments when compared to the year ended December 31, 2014. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, trade accounts receivable, balances with related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, and the financial instruments under other liabilities category are comprised of balance payable to contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	September 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	889,933	889,933	1,722,991	1,722,991
Restricted cash	29,331	29,331	19,750	19,750
Trade accounts receivable	1,401,293	1,401,293	1,224,278	1,224,278
Water National Agency – ANA	88,267	88,267	122,634	122,634
Financial asset held for trading	90,617	90,617	-	-
Other accounts receivable	189,379	189,379	187,950	187,950

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$815,852 as of September 30, 2015 (R$223,983 as of December 31, 2014), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and in Note 10 to the annual financial statements as of December 31, 2014. Part of this balance, totaling R$735,908 (R$155,493 on December 31, 2014), refers to reimbursement from additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

For financial assets held for trading, which balance of which is measured at fair value at the end of each reporting period and recorded in the financial statements, SABESP measured such fair value at level 1 inputs, as required by the international financial reporting standards and the accounting practices adopted in Brazil, considering share price through quotation at the São Paulo Stock Exchange (Bovespa) on September 30, 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Financial liabilities

	September 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	12,633,562	12,032,668	10,785,767	10,641,611
Accounts payable to suppliers and contractors	225,804	225,804	323,513	323,513
Services payable	328,281	328,281	318,973	318,973
Program contract commitments	355,450	355,450	207,759	207,759
Public-Private-Partnership - PPP	871,659	871,659	368,283	368,283

The criteria adopted to obtain the fair values of loans and financing, in preparing the interim financial information as of September 30, 2015, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2014. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

5          Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The main accounting estimates and judgments are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2014

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6          Cash and cash equivalents

	September 30, 2015	December 31, 2014

Cash and banks	59,816	118,226
Cash equivalents	830,117	1,604,765
	889,933	1,722,991

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

On September 30, 2015, the average yield of financial investments corresponds to 99.25% of CDI (99.68% on December 31, 2014).

7          Restricted cash

	September 30, 2015	December 31, 2014

Agreement with the municipal government of São Paulo (i)	9,430	9,176
Funds raised with BNDES (ii)	6,927	6,433
Funds raised with JICA (iii)	4,454	371
Brazilian Federal Savings Bank – escrow deposit (iv)	5,155	2,236
Others	3,365	1,534
	29,331	19,750

(i)      Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)    Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting the authorization for use.

(iii)  Refers to funds raised with the Japan International Cooperation Agency – JICA, awaiting release.

(iv)  Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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8          Trade accounts receivable

(a) Financial position balances

	September 30, 2015	December 31, 2014
Private sector:
General and special customers (i) (ii)	990,203	852,815
Agreements (iii)	303,975	291,367

	1,294,178	1,144,182
Government entities:
Municipal	514,715	533,984
Federal	6,498	4,671
Agreements (iii)	194,616	192,253

	715,829	730,908
Wholesale customers – Municipal governments: (iv)
Guarulhos	852,767	776,674
Mauá	403,853	366,515
Mogi das Cruzes	2,384	2,092
Santo André	840,801	787,305
São Caetano do Sul	2,240	1,779
Diadema (*)	222,671	224,433

Wholesale customers – Municipal governments	2,324,716	2,158,798

Unbilled supply	418,072	354,678

Subtotal	4,752,795	4,388,566
Allowance for doubtful accounts	(3,351,502)	(3,164,288)

Total	1,401,293	1,224,278

Current	1,236,982	1,034,820
Noncurrent	164,311	189,458

	1,401,293	1,224,278

(*) On March 18, 2014, the State of São Paulo, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

From January to September 2015, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2014.

(i)       General customers - residential and small and mid-sized companies

(ii)     Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)  Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Below, the breakdown of trade accounts receivable at wholesale:

	Nine-month period ended September 30, 2015	Twelve-month period ended December 31 , 2014

Balance at the beginning of the period	2,158,798	1,917,859
Services provided	253,281	375,294
Receipts	(87,363)	(134,355)

Balance at the end of the period	2,324,716	2,158,798

(b)              The aging of trade accounts receivable is as follows

	September 30, 2015	December 31, 2014

Current	1,111,580	992,800
Past-due:
Up to 30 days	200,703	136,666
From 31 to 60 days	90,176	93,534
From 61 to 90 days	67,415	62,276
From 91 to 120 days	64,121	54,725
From 121 to 180 days	99,561	96,079
From 181 to 360 days	186,348	202,024
Over 360 days	2,932,891	2,750,462

Total past-due	3,641,215	3,395,766

Total	4,752,795	4,388,566

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

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(c)              Allowance for doubtful accounts

	September 30, 2015	September 30, 2014

Balance at the beginning of the period	3,164,288	2,856,684
Private sector/government entities	54,741	53,004
Recoveries	(57,138)	(111,011)
Wholesale customers	189,611	245,450

Additions for the period	187,214	187,443

Balance at the end of the period	3,351,502	3,044,127

Reconciliation of provision for losses of income	July to September 2015	January to September 2015	July to September 2014	January to September 2014

Losses (write-off)	(8,130)	22,017	22,521	42,604
Provision for state entities (related parties)	(956)	1,443	-	795
Provision for private sector/government entities	1,098	54,741	18,075	53,004
Provision for wholesale supply	8,934	(11,674)	26,700	69,296
Recoveries	(39,077)	(57,138)	(88,936)	(111,011)

Amount recorded as selling expenses	(38,131)	9,389	(21,640)	54,688

Wholesale sales losses were recorded as revenue reduction, R$63,635 in the third quarter and R$201,285 from January to September  of 2015 (R$49,523 in the third quarter of 2014 and R$175,048 from January to September of 2014).

The Company does not have customers accounting for 10% or more of its revenues.

(d)             Agreement with the municipality of Santos

On September 29, 2015, the State of São Paulo, the municipality of Santos and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Santos. Under this contract, the State of São Paulo and the municipality of Santos, granted SABESP exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Santos, as well as an out-of-court settlement, both aimed to pay up debts owed by the municipality which were overdue up to August 31, 2015. As a result, an allowance for losses amounting to R$70,462 was reversed, an inflation adjustment totaling R$21,838 was recognized, and R$2,905 was recorded under accounts receivable without recording an allowance for losses. With the execution of the agreement, the Company settled accounts receivable and the contra-entry was intangible assets in the amount of R$95,205.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The Company will transfer amounts to the Municipality to be invested in related services and environmental sanitation in the municipality. The Company will transfer R$130,000, in five installments, the first totaling R$25 million, 30 days after the execution of the agreement, and the remaining four installments, of R$26,250 each, adjusted by the IPCA, will be paid annually as of July 5, 2016. Additionally, every quarter, the Company will transfer 0.53% of the revenue obtained from the services rendered in the Municipality, less PIS-PASEP and COFINS taxes. Semi-annually, the Municipality must provide a report describing the initiatives carried out and the actual amounts of the transfers made.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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9          Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)              Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	September 30, 2015	December 31, 2014
Accounts receivable
Current:
Water and sewage services	107,847	96,162
Allowance for losses	(47,209)	(45,333)
Reimbursement for pension benefits (G0):
- Monthly flow	13,849	9,753
- GESP Agreement – 2008	43,722	43,722
“Se Liga na Rede” (Connect to the Network Program) (m)	19,306	17,661

Total current	137,515	121,965

Noncurrent:
Reimbursement for pension benefits (G0):
- GESP Agreement – 2008	69,227	102,018
- GESP Agreement – 2015 (b)	609,110	-

Total noncurrent	678,337	102,018

Total receivables from shareholder	815,852	223,983

Assets:
Water and sewage services	60,638	50,829
Reimbursement for pension benefits (G0):	735,908	155,493
“Se Liga na Rede” (Connect to the Network Program) (m)	19,306	17,661

Total	815,852	223,983

Liabilities:
Interest on shareholders’ equity payable to related parties	-	107,784
Other (h)	1,544	1,569

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	July to September 2015	January to September 2015	July to September 2014	January to September 2014
Revenue from water and sewage services
Water supply	51,574	141,034	51,754	168,455
Sewage services	42,377	117,428	46,210	149,479
Payments received from related parties	(85,468)	(245,970)	(101,132)	(323,312)

Receipt of GESP reimbursement referring to Law 4,819/58	(31,257)	(87,973)	(29,694)	(89,031)

(b)             Agreement with the State Government of São Paulo “GESP”

The first 24 installments of the agreement signed on March 18, 2015 were settled by transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing price on March 17, 2015.

On May 12, 2015, the transfer of shares issued by CTEEP to SABESP was concluded in order to settle the first 24 installments of the agreement signed with the State government on March 18, 2015. On September 30, CTEEP’s shares were recorded under “Financial asset held for trading”, for R$90,617, due to a reduction in its fair value, from thirty-nine reais and twenty-five centavos(R$39.25) on March 18, 2015 to forty reais and eighty centavos(R$40.80) on September 30, 2015. The effect of this appreciation was recorded under financial revenues and totaled R$3,443.

On June 8, 2015, SABESP received dividends referring to the 2,221,000 shares, corresponding to R$0.686875 per share, totaling R$1,526.

See additional information in Note 9 (b) to the interim financial information for the first quarter of 2015.

(c)              Contingent assets - GESP (not recorded)

SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

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	September 30 2015	December 31 2014
Disputed amounts receivable	832,889	783,422
Undisputed amount referring to the transfer of two reservoirs at Alto Tietê System to SABESP (Note 9 (b))	-	696,283
Total	832,889	1,479,705

(d)             Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information about any future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

(e)              Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the water consumption.

(f)               Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

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(g)     Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From July to September 2015 and 2014, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,439 and R$2,321, respectively. From January to September 2015 and 2014, said expenses totaled R$7,870 and R$7,387, respectively.

From July to September 2015 and 2014, expenses related to personnel assigned by other entities to SABESP totaled R$91 and R$87, respectively, while from January to September 2015 and 2014 totaled R$322 and R$296, respectively.

(h)             Services obtained from state government entities

On September 30, 2015 and December 31, 2014, SABESP had an outstanding amounts payable of R$1,544 and R$1,569, respectively, for services rendered by São Paulo State Government entities.

(i)               Non-operating assets

As of September 30, 2015 and December 31, 2014, the Company had an amount of R$969 related to a free land lent to DAEE (Water and Electricity Department).

(j)               Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized until September 30, 2015 amounted to R$718,712 (R$676,071 on December 31, 2014), according to Note 19 (b).

(k)              Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Officers amounted to R$1,011 from July to September 2015 (R$911 from July to September 2014). From January to September 2015, these expenses totaled R$2,944 (R$2,664 from January to September 2014). An additional amount of R$124, related to the Officers’ bonus program, was recorded from July to September 2015 (R$120 from July to September 2014). From January to September 2015, this bonus totaled R$397 (R$373 from January to September 2014).

(l)               Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S/A and Attend Ambiental S/A to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

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The agreements executed with Aquapolo Ambiental S/A, on March 30, 2012 and Attend Ambiental S/A, on May 9, 2014, have the following characteristics:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	1,508	6,908	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	4,331	9,960	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	7,574	26,574	CDI + 1.2% p.a.	10/30/2015
Total	30,029	13,413	43,442

(*)     The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. A portion of the loan has been overdue since May 11, 2015 and is subject to contractual charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement is being renegotiated between the parties.

The amount disbursed is recognized in Current Assets under “Other Receivables” and amounts to R$30,029 for principal andR$13,413 for interest. As of September 30, 2015, the balance of principal and interest rates of these agreements is R$43,442 (R$40,366 on December 31, 2014). In the period between January and September 2015, financial income recognized was R$8,076 (R$3,711 from January to September 2014).

(m)           Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On September 30, 2015, the program total amount was R$78,597 (R$67,576 on December 31, 2014), R$19,306 (R$17,661 on December 31, 2014) recorded in balances receivable from related parties, the amount of R$34,238 (R$24,862 on December 31, 2014) recorded in the group of intangible assets and R$25,053 (R$25,053 on December 31, 2014) reimbursed by GESP.

10                Water National Agency – ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

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When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On September 30, 2015, the balances of assets and liabilities were R$88,267 (R$122,634 on December 31, 2014), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities

11            Investment properties

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company measures investments by the equity method.

See information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2014.

(a)              Summary of the investees’ financial statements and SABESP’s interest:

Company	Equity		Accrued Dividends	Profit (loss) for the period
	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	September 30, 2014

Sesamm	31,052	26,788	(92)	4,356	2,638
Águas de Andradina	6,342	4,582	(228)	1,988	13
Águas de Castilho	3,170	2,866	(190)	494	440
Saneaqua Mairinque	3,040	2,697	(282)	625	(139)
Attend Ambiental	2,379	(111)	-	2,490	(2,745)
Aquapolo Ambiental	8,215	16,220	-	(8,005)	(2,640)
Paulista Geradora de Energia	8,524	-	-	(99)	-
Total	62,722	53,042	(792)	1,849	(2,433)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Company	Investments		Dividends distributed	Equity in the earnings of subsidiaries		Interest percentage
	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	December 31, 2014

Sesamm	11,179	9,644	(33)	1,568	949	36%	36%
Águas de Andradina	1,902	1,375	(69)	596	4	30%	30%
Águas de Castilho	951	860	(57)	148	132	30%	30%
Saneaqua Mairinque	912	809	(85)	188	(42)	30%	30%
Attend Ambiental	1,071	-	-	1,071	(1,235)	45%	45%
Aquapolo Ambiental	4,026	7,948	-	(3,922)	(1,294)	49%	49%
Paulista Geradora de Energia	2,131	-	-	(25)	-	25%	-
Total	22,172	20,636	(244)	(376)	(1,486)
Other investments	587	587
Overall total	22,759	21,223

12                 Investment properties

On September 30, 2015, the balance of “Investment properties” is R$59,240 (R$54,039 on December 31, 2014). On September 30, 2015 and December 31, 2014, the market value of these properties is approximately R$404,000 and R$350,000, respectively.

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	September 30, 2015

Investment properties	54,039	9,182	(3,602)	(379)	59,240
Total	54,039	9,182	(3,602)	(379)	59,240

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/ 2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

13                 Intangible assets

(a)         Balance sheet balances

	September 30, 2015			December 31, 2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,523,330	(1,508,410)	7,014,920	8,983,492	(1,614,221)	7,369,271
Concession agreements – economic value	1,786,676	(448,819)	1,337,857	1,679,042	(397,782)	1,281,260
Program contracts	8,670,827	(2,342,177)	6,328,650	7,338,985	(1,959,832)	5,379,153
Program contracts– commitments	1,079,010	(127,349)	951,661	808,662	(105,753)	702,909
Services contracts– São Paulo	14,371,644	(2,290,869)	12,080,775	12,916,939	(1,930,553)	10,986,386
Software licenses	406,625	(99,949)	306,676	326,045	(65,498)	260,547
Total	34,838,112	(6,817,573)	28,020,539	32,053,165	(6,073,639)	25,979,526

(b)              Changes

	December 31, 2014	Additions	Contract renewal	Allowance for losses	Transfers	Write-offs and disposals	Amortization	September 30, 2015
Intangible right arising from:
Concession Agreements – equity value	7,369,271	224,099	(463,362)	2,197	(325)	(785)	(116,175)	7,014,920
Concession agreements – economic value	1,281,260	108,144	-	-	(17)	(133)	(51,397)	1,337,857
Program contracts	5,379,153	666,251	463,362	-	(752)	(5,108)	(174,256)	6,328,650
Program contracts– commitments	702,909	270,349	-	-	-	-	(21,597)	951,661
Services contracts– São Paulo	10,986,386	1,486,149	-	8,145	(4,920)	(8,355)	(386,630)	12,080,775
Software licenses	260,547	80,579	-	-	-	-	(34,450)	306,676
Total	25,979,526	2,835,571	-	10,342	(6,014)	(14,381)	(784,505)	28,020,539

In the first half of 2015, the Company formalized program agreements with the municipalities of Barueri and Mairiporã. In the third quarter of 2015, the Company formalized an agreement with the municipality of Santos (see Note 8 (d)) and signed a program agreement with the municipality of Santa Isabel. The duration of all agreements is 30 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

(c)              Construction services

	July to September 2015			January to September 2015
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	732,144	283,094	1,015,238	1,588,137	920,327	2,508,464
Construction costs incurred	716,193	276,791	992,984	1,554,566	900,017	2,454,583
Margin	15,951	6,303	22,254	33,571	20,310	53,881

	July to September 2014			January to September 2014
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	374,240	425,491	799,731	873,204	1,136,503	2,009,707
Construction costs incurred	366,217	416,026	782,243	855,403	1,111,529	1,966,932
Margin	8,023	9,465	17,488	17,801	24,974	42,775

(d)             General information

During the period ended September 30, 2015 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 14 (d) to the Annual Financial Statements as of December 31, 2014.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$256,944 and R$189,551 on September 30, 2015 and December 31, 2014, respectively, and noncurrent liabilities in the amount of R$98,506 and R$18,208 on September 30, 2015 and December 31, 2014, respectively. The increase in balance results from the signature of new program contracts.

(e)              Capitalization of interest and other financial charges

From January to September 2015, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets totaling R$247,075 (R$176,724 from January to September 2014), during the period in which assets were recorded as works in progress.

(f)               Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. On September 30, 2015 and 2014 the margin was 2.3%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

The construction margin for the third quarter of 2015 and 2014 was R$22,254 and R$17,488, respectively, and from January to September of 2015 and 2014 was R$53,881 and R$42,775, respectively.

(g)              Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets. From July to September 2015, the total amount related to expropriations was R$4,809 (R$2,685 from July to September 2014), and from January to September 2015 totaled R$43,650 (R$10,211 from January to September 2014).

(h)             Public-Private Partnership – PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of September 30, 2015 and December 31, 2014, the amounts recognized as intangible asset related to PPP were R$396,068 and R$404,447, respectively.

The obligations assumed by the Company on September 30, 2015 and December 31, 2014 are shown in the table below.

São Lourenço Production System

As of September 30, 2015 and December 31, 2014, the amounts recognized as intangible asset related to PPP were R$555,273 and R$22,756, respectively.

The obligations assumed by the Company on September 30, 2015 and December 31, 2014 are shown in the table below, and the increase in liabilities and intangible assets was due to the progress of the works in 2015.

Payment is scheduled to start in August 2018, four (4) months after the beginning of assisted operations.

The following table shows the liabilities balances related to these intangible assets:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

	September 30, 2015			December 31, 2014
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	39,456	289,414	328,870	38,047	307,991	346,038
São Lourenço	-	542,789	542,789	-	22,245	22,245

Total	39,456	832,203	871,659	38,047	330,236	368,283

See additional information in Note 14 (h) to the Financial Statements for the fiscal year ended December 31, 2014.

(i)               Works in progress

The amount of R$6,590 million is recorded as intangible assets from works in progress on September 30, 2015 (R$5,180 million on December 31, 2014), and on September 30, 2015, most of works are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$3,409 million (including R$555 million from São Lourenço PPP), R$248 million and R$184 million, respectively.

(j)               Amortization of intangible assets

The amortization average rate totaled 3.9% on September 30, 2015 and 2014.

(k)              Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module. The project is in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/ 2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

14                 Property, Plant and Equipment

(a)          Balance sheet balances

	September 30, 2015			December 31, 2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	101,565	-	101,565	100,533	-	100,533
Buildings	79,256	(33,028)	46,228	74,235	(31,720)	42,515
Equipment	300,524	(163,931)	136,593	299,921	(152,999)	146,922
Transportation equipment	12,875	(6,509)	6,366	14,051	(6,438)	7,613
Furniture and fixtures	18,646	(10,023)	8,623	16,556	(9,432)	7,124
Others	434	(283)	151	688	(550)	138
Total	513,300	(213,774)	299,526	505,984	(201,139)	304,845

(b)              Changes

	December 31, 2014	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2015
Land	100,533	1,032	-	-	-	101,565
Buildings	42,515	1,382	3,364	-	(1,033)	46,228
Equipment	146,922	18,806	(7,600)	(217)	(21,318)	136,593
Transportation equipment	7,613	136	(627)	-	(756)	6,366
Furniture and fixtures	7,124	546	1,675	(14)	(708)	8,623
Others	138	-	20	-	(7)	151
Total	304,845	21,902	(3,168)	(231)	(23,822)	299,526

(c)              Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 10.3% and 11.5%, on September 30, 2015 and 2014, respectively

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

15           Loans and Financing

Loans and financing outstanding balance	September 30, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Domestic currency
10th issuance debentures	39,133	174,886	214,019	38,027	187,352	225,379
12th issuance debentures	45,450	397,039	442,489	45,450	431,174	476,624
14th issuance debentures	38,069	214,341	252,410	37,038	239,192	276,230
15th issuance debentures	94,819	711,131	805,950	94,819	761,497	856,316
16th issuance debentures	-	-	-	498,731	-	498,731
17th issuance debentures	140,144	977,671	1,117,815	-	1,067,760	1,067,760
18th issuance debentures	-	247,783	247,783	-	202,145	202,145
19th issuance debentures	-	498,383	498,383	-	497,793	497,793
Brazilian Federal Savings Bank	46,593	987,710	1,034,303	67,085	1,031,438	1,098,523
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,329	53,069	69,398	16,309	65,237	81,546
Brazilian Development Bank - BNDES PAC	10,301	69,367	79,668	10,287	76,975	87,262
Brazilian Development Bank - BNDES PAC II 9751	4,254	32,188	36,442	4,068	35,318	39,386
Brazilian Development Bank - BNDES PAC II 9752	2,303	24,179	26,482	1,725	25,875	27,600
Brazilian Development Bank - BNDES ONDA LIMPA	20,808	176,572	197,380	20,183	186,374	206,557
Brazilian Development Bank - BNDES TIETE III	10,748	246,983	257,731	-	187,420	187,420
Leasing	9,957	512,362	522,319	8,997	473,593	482,590
Others	627	1,432	2,059	716	1,886	2,602
Interest and charges	112,130	-	112,130	125,011	-	125,011
Total in domestic currency	591,665	5,325,096	5,916,761	968,446	5,471,029	6,439,475

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Loans and financing outstanding balance	September 30, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 713 – US$50,195 thousand(US$75,293 thousand in December 2014)	99,709	99,710	199,419	66,664	133,329	199,993
Inter-American Development Bank - IDB 896 – US$4,167 thousand(US$5,555 thousand in December 2014)	11,036	5,518	16,554	7,377	7,378	14,755
Inter-American Development Bank - IDB 1212 – US$102,781 thousand(US$113,059 thousand in December 2014)	40,834	367,505	408,339	27,301	273,007	300,308
Inter-American Development Bank - IDB 2202 – US$395,714 thousand(US$347,190 thousand in December 2014)	-	1,562,468	1,562,468	-	914,189	914,189
International Bank for Reconstruction and Development -IBRD – US$57,886 thousand (US$45,860 thousand in December 2014)	-	229,621	229,621	-	121,447	121,447
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2014)	-	556,076	556,076	-	371,655	371,655
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2014)	-	1,386,200	1,386,200	-	924,741	924,741
JICA 15 – ¥ 16,134,020 thousand (¥ 17,286,450 thousand in December 2014)	38,215	496,790	535,005	25,619	358,659	384,278
JICA 18 – ¥ 14,506,240 thousand (¥ 15,542,400 thousand in December 2014)	34,359	446,376	480,735	23,034	322,166	345,200
JICA 17 – ¥ 1,563,210 thousand (¥ 1,029,992 thousand in December 2014)	-	51,330	51,330	-	22,437	22,437
JICA 19 – ¥ 21,540,111 thousand (¥ 14,208,068 thousand in December 2014)	-	712,460	712,460	-	314,526	314,526
BID 1983AB – US$130,288 thousand (US$154,231 thousand in December 2014)	95,120	420,686	515,806	63,596	344,078	407,674
Interest and charges	62,788	-	62,788	25,089	-	25,089
Total in foreign currency	382,061	6,334,740	6,716,801	238,680	4,107,612	4,346,292

Total loans and financing	973,726	11,659,836	12,633,562	1,207,126	9,578,641	10,785,767

Current exchange rates on September 30, 2015 were US$3.9729; ¥ 0.03316 (US$2.6562; ¥ 0.02223 on December 31, 2014).

On September 30, 2015, the Company did not have balances of loans and financing raised in 2014 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Domestic currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issuance debentures	Own funds	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issuance debentures	Own funds	2025	TR + 9.5%
14th issuance debentures	Own funds	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issuance debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17th issuance debentures	Own funds	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2)
18th issuance debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
19th issuance debentures	Own funds	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	Own funds	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72% + TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72% + TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	Own funds	2028	1.66% + TJLP
Leasing		2035	7.73% to 10.12%	IPC
Others	Own funds	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Foreign currency	Guarantees	Maturity	Annual interest rates	Foreign exchange variation

Inter-American Development Bank - IDB 713 – US$50,195 thousand	Federal Government	2017	3.35% (*)	US$
Inter-American Development Bank - IDB 896- US$4,167 thousand	Federal Government	2016	3.00%	US$
Inter-American Development Bank - IDB 1212 – US$102,781 thousand	Federal Government	2025	2.28% (*)	US$
Inter-American Development Bank - IDB 2202 – US$395,714 thousand	Federal Government	2035	1.19% (*)	US$
International Bank for Reconstruction and Development - IBRD US$57,886 thousand	Federal Government	2034	0.69% (*)	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 16,134,020 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥ 14,506,240 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥ 1,563,210 thousand	Federal Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥ 21,540,111 thousand	Federal Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$130,288 thousand	-	2023	2.49% to 2.99% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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(i)                 Payment schedule – accounting balances on September 30, 2015

	2015	2016	2017	2018	2019	2020	2021 to 2037	Total
Domestic currency
Debentures	38,434	360,774	889,418	604,872	698,689	388,880	597,782	3,578,849
Brazilian Federal Savings Bank	11,079	48,007	52,463	55,901	57,627	59,705	749,521	1,034,303
BNDES	13,499	70,115	75,489	75,489	75,489	57,853	299,167	667,101
Leasing	2,829	20,090	21,175	22,356	23,638	25,033	407,198	522,319
Others	150	646	728	535	-	-	-	2,059
Interest and other charges	45,265	66,865	-	-	-	-	-	112,130
Total in domestic currency	111,256	566,497	1,039,273	759,153	855,443	531,471	2,053,668	5,916,761
Foreign currency
IDB	5,518	151,580	223,288	123,578	123,578	123,578	1,435,660	2,186,780
IBRD	-	-	-	-	7,666	15,332	206,623	229,621
Eurobonds	-	556,076	-	-	-	1,386,200	-	1,942,276
JICA		72,574	73,975	75,376	113,985	113,985	1,329,635	1,779,530
IDB 1983AB	-	95,120	95,120	94,877	70,290	69,602	90,797	515,806
Interest and other charges	55,930	6,858	-	-	-	-	-	62,788
Total in foreign currency	61,448	882,208	392,383	293,831	315,519	1,708,697	3,062,715	6,716,801

Overall Total	172,704	1,448,705	1,431,656	1,052,984	1,170,962	2,240,168	5,116,383	12,633,562

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(i)               Main events in the nine-month period ended September 30, 2015

(a)  16th issuance debentures

On June 24, 2015, the total early payment of the 16th issue occurred totaling R$507,674. Contractual maturity was scheduled for November 12, 2015.

(b)  Federal Savings Bank (CEF)

Funding totaled R$163,749, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

Advance amortization totaling R$191,081, related to Pro Saneamento and Pro Sanear Programs.

(c)  BNDES

Funding totaled R$76,000, referring to agreements 12.2.138.1 (BNDES Tiete III) and 09.2.1535.1 (BNDES Onda Limpa).

(d)  BID

Funding totaled R$145,681, referring to agreement 2202 (BID 2202).

(e)  JICA

Funding totaled R$223,941, referring to agreements BZ-P17 (JICA 17) and BZ-P19 (JICA 19).

(f)   Foreign exchange variation

The US dollar exchange rate increased 49.6%, from R$2.6562 on December 31, 2014 to R$3.9729 on September 30, 2015, increasing debt by R$1,628,668. The Yen exchange rate increased 49.2%, from R$0.02223 on December 31, 2014 to R$0.03316 on September 30, 2015, increasing debt by R$546,583.

(g)  Leasing

On January 15, 2015, the São José dos Campos Sanitary Sewage System started and the corresponding amount on September 30, 2015 is R$96,913.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(ii)             Covenants

On September 30, 2015, the Company had met the requirements set forth by its loan and financing agreements.

Regarding the agreements with the BNDES, there is a collateral mechanism by which  SABESP has assigned a portion of its tariff payment receivables to BNDES. Under this mechanism, each month, the Company must ensure that a portion of the tariff payments received by it are deposited on a daily basis into a blocked collateral account in Banco do Brasil, before being released to a regular movements account later in the day provided that BNDES has not notified the bank that SABESP is in default. Among the financial ratios set forth in the agreements with the BNDES, there is the adjusted net debt/adjusted EBITDA ratio. If this ratio is at or lower 3.00 the amount that must pass through this blocked collateral account will be R$230 million per month; and if the ratio is in the band between 3.00 and 3.80, for two or more quarters in the last twelve months, the amount that must pass through the blocked collateral account will automatically increase by 20%, equivalent to R$276 million per month.

The rations recorded by the Company were 3.28, 3.06, 3.09 and 3.17, on September 30, 2015, June 30, 2015, March 31, 2015 and December 31, 2014, respectively. As a result, since the second quarter of 2015, the monthly guarantee assigned has increased by 20%.

Currently, R$226 million are pass through monthly in the blocked collateral account through the abovementioned mechanism. Considering that new loan agreements were signed with the BNDES, where the Company assigned additional guarantees of R$50 million (plus the 20%), total guarantees to pass through to the blocked account will be R$276 million. The Company jointly with the BNDES are formalizing the operation of these guarantees.

For the Company to be in default and accordingly, subject to early maturity, the adjusted net debt/ adjusted EBITDA ratio of the agreements with the BNDES must exceed 3.80.

On September 30, 2015, the Company and the IDB entered into a Letter Agreement related to the 1983AB Loan Agreement, in which the IDB irrevocably agreed not to exercise its right to accelerate the debt, in the period between September 30, 2015 and October 1, 2016, in the case of non-compliance, in a single quarter, with the “Adjusted net debt / EBITDA” ratio, which should be lower than 3.65. The IDB may exercise its right to accelerate repayment in the case of non-compliance with the ratio for more than one quarter. The Company’s ratio this quarter was 3.54, in line with the contractual requirement.

(iii)          Loans and financing contracted and not yet used

Agent	September 30, 2015
(in millions of reais (*))
Brazilian Federal Savings Bank	2,558
Brazilian Development Bank – BNDES	2,120
Inter-American Development Bank – IDB	812
Japan International Cooperation Agency – JICA	553
International Bank for Reconstruction and Development - IBRD	167
Others	57
Total	6,267

(*) Closing quote of 9/30/2015 (US$1.00 = R$3.9729; ¥ 1.00 = R$0.03316.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

For more information on loans and financing, see Note 16 to the Annual Financial Statements as of December 31, 2014.

16           Taxes Payable

(a)              Current assets

	September 30, 2015	December 31, 2014
Recoverable taxes
COFINS and PASEP	-	10,121
Income tax and social contribution	55,553	132,447
Withholding income tax (IRRF) on financial investments	6,645	3,718
Other federal taxes	3,454	2,313
Other municipal taxes	445	169
Total	66,097	148,768

The reduction in recoverable taxes is mainly due to decrease in “Income tax and social contribution” item, which was offset by Pasep and Cofins payable in the period.

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(b)              Current liabilities

	September 30, 2015	December 31, 2014
Taxes and contributions payable
Cofins and Pasep	23,430	-
INSS(Social Security contribution)	33,425	33,324
IRRF(withholding income tax)	189	17,377
Others	18,680	23,437
Total	75,724	74,138

17         Deferred Taxes and Contributions

(a)              Balance sheet balances

	September 30, 2015	December 31, 2014
Deferred income tax assets
Provisions	461,779	524,728
Pension obligations – G0	-	85,271
Pension obligations – G1	243,764	229,266
Donations of underlying assets on concession agreements	49,205	45,742
Allowance for loan losses	226,964	222,587
Tax losses	275,620	-
Others	114,648	112,566
Total deferred tax assets	1,371,980	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible assets	(532,861)	(559,411)
Capitalization of borrowing costs	(299,995)	(253,581)
Profit on supply to governmental entities	(81,030)	(87,092)
Actuarial gain/loss – G1 Plan	(2,514)	(2,514)
Construction margin	(97,744)	(98,772)
Financing costs	(8,923)	(9,312)
Total deferred tax liabilities	(1,023,067)	(1,010,682)

Deferred tax asset, net	348,913	209,478

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(b)              Changes

Deferred income tax assets	December 31, 2014	Net Change	September 30, 2015
Provisions	524,728	(62,949)	461,779
Pension obligations – G0	85,271	(85,271)	-
Pension obligations – G1	229,266	14,498	243,764
Donations of underlying assets on concession agreements	45,742	3,463	49,205
Credit losses	222,587	4,377	226,964
Tax losses	-	275,620	275,620
Others	112,566	2,082	114,648
Total	1,220,160	151,820	1,371,980

Deferred income tax liabilities
Temporary difference on concession intangible assets	(559,411)	26,550	(532,861)
Capitalization of borrowing costs	(253,581)	(46,414)	(299,995)
Profit on supply to governmental entities	(87,092)	6,062	(81,030)
Actuarial gain/loss –G1	(2,514)	-	(2,514)
Construction margin	(98,772)	1,028	(97,744)
Financing cost	(9,312)	389	(8,923)
Total	(1,010,682)	(12,385)	(1,023,067)

Deferred tax asset, net	209,478	139,435	348,913

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Deferred income tax assets	December 31, 2013	Net Change	September 30, 2014
Provisions	506,568	5,294	511,862
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	215,187	10,841	226,028
Donations of underlying assets on concession agreements	43,901	1,074	44,975
Credit losses	172,482	(12,714)	159,768
Others	87,266	27,852	115,118
Total	1,110,675	32,347	1,143,022

Deferred income tax liabilities
Temporary difference on concession intangible assets	(595,285)	27,292	(567,993)
Capitalization of borrowing costs	(200,343)	(33,503)	(233,846)
Profit on supply to governmental entities	(81,711)	(4,034)	(85,745)
Actuarial gain/loss –G1	(32,405)	-	(32,405)
Others	(86,901)	(14,790)	(101,691)
Total	(996,645)	(25,035)	(1,021,680)

Deferred tax asset, net	114,030	7,312	121,342

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(c)              Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	September 30, 2015	September 30, 2014

Profit before income taxes	(63,187)	1,317,996
Statutory rate	34%	34%

Estimated expenses at statutory rate	21,484	(448,119)
Tax benefit of interest on equity	12,868	27,411
Permanent differences
Provision - Law 4,819/58 (i)	(43,049)	(37,723)
Donations	(2,853)	(5,593)
GESP Agreement (Note 9(b))	151,465	-
Other differences	(1,379)	17,537

Income tax and social contribution	138,536	(446,487)

Current income tax and social contribution	(899)	(453,799)
Deferred income tax and social contribution	139,435	7,312
Effective rate	219%	34%

(i) Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

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18                Provisions

(a)            Lawsuits with probable likelihood of loss

(I) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	September 30, 2015	Provisions	Escrow deposits	December31, 2014
Customer claims (i)	586,436	(123,142)	463,294	638,637	(114,463)	524,174
Supplier claims (ii)	280,574	(212,508)	68,066	260,854	(195,478)	65,376
Other civil claims (iii)	125,091	(11,964)	113,127	126,403	(9,990)	116,413
Tax claims (iv)	60,735	(660)	60,075	55,554	-	55,554
Labor claims (v)	221,856	(2,935)	218,921	235,466	(2,233)	233,233
Environmental claims (vi)	84,088	(875)	83,213	226,404	(807)	225,597
Total	1,358,780	(352,084)	1,006,696	1,543,318	(322,971)	1,220,347

Current	617,185	-	617,185	625,092	-	625,092
Noncurrent	741,595	(352,084)	389,511	918,226	(322,971)	595,255

(II) Changes

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Amounts from provision	Amounts not used (reversal)	September 30, 2015
Customer claims (i)	638,637	29,962	77,416	(48,863)	(110,716)	586,436
Supplier claims (ii)	260,854	3,059	24,797	(5,452)	(2,684)	280,574
Other civil claims (iii)	126,403	10,888	14,771	(8,901)	(18,070)	125,091
Tax claims (iv)	55,554	1,316	6,596	(215)	(2,516)	60,735
Labor claims (v)	235,466	51,272	18,076	(18,778)	(64,180)	221,856
Environmental claims (vi)	226,404	12,218	12,320	(4,873)	(161,981)	84,088
Subtotal	1,543,318	108,715	153,976	(87,082)	(360,147)	1,358,780
Escrow deposits	(322,971)	(18,050)	(19,678)	7,773	842	(352,084)
Total	1,220,347	90,665	134,298	(79,309)	(359,305)	1,006,696

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(b)   Explanation on the nature of main classes of lawsuits

(i)                    Customer claims

Approximately 1,190 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 740 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 60 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The decrease of R$60,880 in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to revisions of expectations caused by favorable decisions to the Company.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses.

(iv)            Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly, accrued.

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(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The decrease of R$142,384 in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to two proceedings, one due to change in its amount, totaling R$36,500, due to the expectation of settlement with the parties involved and the other one due to provision reversal totaling R$106,339, due to court decision favorable to the Company.

(c)              Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of R$5,295,900 on September 30, 2015 (December/2014 – R$3,779,100). In the first nine months of 2015, three new lawsuits were filed totaling R$559,887 related to environmental, labor and tax claims. The amounts considered for reporting purposes are the amounts questioned by adverse parties, which is not possible estimate the amounts involved for the Company, due to the initial phase of lawsuit. In addition, there was a decision favorable to the Company related to an environmental lawsuit that changed its likelihood of loss from probable to possible, in the amount of R$115,227, and an increase in the estimated loss amount for a lawsuit regarding other civil matters totaling R$112,548.

(d)             Lawsuits with settlements made in 2015

During the first nine months of 2015, the Company made several judicial and administrative settlements, totaling R$194,348. Of this amount, R$189,475 refer to works and R$4,873 refer to environmental compensation, the latter, recorded as “other liabilities”. The accumulated balance on September 30, 2015, referring to these environmental liabilities is R$20,583.

Other information is stated in Note 19 to the Annual Financial Statements as of December 31, 2014.

(e)              Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

In 2015, the Company used R$168,063 of the total contracted amount.

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Version: 1

19                 Employee Benefits

(a)              Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.        Company: 7.9% on average, of gross payroll;

.        Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of payroll, on average.

(b)              Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2014	676,071
Expenses recognized in 2015	60,452
Payments made in 2015	(17,811)
Pension plan liabilities on September 30, 2015 (i)	718,712

Unfunded plan – G0
Pension plan liabilities on December 31, 2014	2,053,527
Expenses recognized in 2015	185,894
Payments made in 2015	(108,744)
Pension plan liabilities on September 30, 2015 (iii)	2,130,677

Total	2,849,389

(i)               Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.19% of the portion of the salary of participation up to 20 salaries; and

•         10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of September 30, 2015, SABESP had a net actuarial liability of R$718,712 (R$676,071 on December 31, 2014) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

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(ii)             Private pension plan benefits – Defined contribution

On September 30, 2015, Sabesprev Mais plan, based on defined contribution, had 5,257 active and assisted participants (5,188 in December 2014).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

The commitment to all participants who migrated from Plan G1 to the Sabesprev Mais Plan amounted to R$8,198 on September 30, 2015 (R$9,214 on December 31, 2014) referred to active participants.

(iii)          Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of September 30, 2015, the Company recorded a defined benefit obligation for Plan G0 of R$2,130,677 (R$2,053,527 on December 31, 2014).

(c)       Profit sharing

The Company recorded as reference to the 2015 Profit Sharing Program, the amount corresponding to one-month salary for each employee, depending on the establishment goals. In the third quarter of 2015, R$19,207 were accrued (R$18,233 in the third quarter of 2014). From January to September 2015 and 2014, R$57,127 and R$54,749, respectively were accrued.

20                Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances on September 30, 2015 and December 31, 2014 were R$328,281 and R$318,973, respectively.

21                 Equity

(a)              Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 in December 2014), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

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(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of September 30, 2015 (683,509,869 on December 31, 2014), held as follows:

	September 30, 2015		December 31, 2014
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Brazil Clearing and Depository Corporation - CBLC	184,871,804	27.05%	169,000,272	24.73%
The Bank Of New York ADR Department (equivalent in shares) (*)	152,957,613	22.38%	170,351,902	24.92%
Others	2,156,167	0.31%	633,410	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*) Each ADR corresponds to 1 share.

The Annual Shareholders’ Meeting held on April 30, 2015 approved the distribution of dividends as interest on shareholders’ equity amounting to R$252,304 and the transfer to Investments Reserves of retained earnings balances totaling R$605,530.

The payment of interest on equity declared in 2014, in the amount of R$252,304, began in June 2015. In June 2014, the Company paid R$106,980 to minority shareholders and R$126,805 to the controlling shareholder on September 24, 2015, totaling R$233,785. Of the amount paid to the controlling shareholder, R$95,123 were through bank transfer, while R$31,682 were offset with receivables from reimbursement of costs of SABESP employees available for the São Paulo State Government. Additionally, the Company paid R$5 as interest on  equity reported in prior years.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2014.

22                Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

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	January to September 2015	January to September 2014

Income attributable to the Company’s shareholders	75,349	871,509
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.11024	1.27505

23                Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

	July to September 2015
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	1,310,877	1,016,290	1,015,238	3,342,405
Gross sales deductions	(81,910)	(63,503)	-	(145,413)
Net operating income	1,228,967	952,787	1,015,238	3,196,992
Costs, selling, general and administrative expenses	(964,788)	(606,033)	(992,984)	(2,563,805)
Income from operations before other operating expenses, net and equity accounting	264,179	346,754	22,254	633,187
Other operating income (expenses), net				54,315
Equity accounting				(1,375)
Financial result, net				(1,539,410)
Income from operations before taxes				(853,283)
Depreciation and amortization	158,137	113,174	-	271,311

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	January to September 2015
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	3,591,248	2,787,653	2,508,464	8,887,365
Gross sales deductions	(224,565)	(174,315)	-	(398,880)
Net operating income	3,366,683	2,613,338	2,508,464	8,488,485
Costs, selling, general and administrative expenses	(2,352,670)	(1,472,414)	(2,454,583)	(6,279,667)
Income from operations before other operating expenses, net and equity accounting	1,014,013	1,140,924	53,881	2,208,818
Other operating income (expenses), net				98,149
Equity accounting				(376)
Financial result, net				(2,369,778)
Income from operations before taxes				(63,187)
Depreciation and amortization	445,414	363,292	-	808,706

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Version: 1

	July to September 2014
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	1,192,165	973,512	799,731	2,965,408
Gross sales deductions	(78,097)	(63,779)	-	(141,876)
Net operating income	1,114,068	909,733	799,731	2,823,532
Costs, selling, general and administrative expenses	(905,554)	(635,421)	(782,243)	(2,323,218)
Income from operations before other operating expenses, net and equity accounting	208,514	274,312	17,488	500,314
Other operating income (expenses), net				(6,168)
Equity accounting				(1,167)
Financial result, net				(337,772)
Income from operations before taxes				155,207
Depreciation and amortization	121,541	121,658	-	243,199

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	January to September 2014
	Water	Sewage	Reconciliation to the statement of income	Balance as per financial statements
Gross operating income	3,763,611	3,070,515	2,009,707	8,843,833
Gross sales deductions	(261,156)	(213,062)	-	(474,218)
Net operating income	3,502,455	2,857,453	2,009,707	8,369,615
Costs, selling, general and administrative expenses	(2,861,925)	(1,845,418)	(1,966,932)	(6,674,275)
Income from operations before other operating expenses, net and equity accounting	640,530	1,012,035	42,775	1,695,340
Other operating income (expenses), net				(44,028)
Equity accounting				(1,486)
Financial result, net				(331,830)
Income from operations before taxes				1,317,996
Depreciation and amortization	384,133	341,918	-	726,051

Explanation on the reconciliation items for the financial statements: the impacts on gross operating income and in costs are as follows:

	July to September 2015	January to September 2015	July to September 2014	January to September 2014

Gross revenue from construction recognized under ICPC 1 (R1) (a)	1,015,238	2,508,464	799,731	2,009,707
Construction costs recognized under ICPC 1 (R1) (a)	992,984	2,454,583	782,243	1,966,932

Construction margin	22,254	53,881	17,488	42,775

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (c) and (f).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

24                Operating Revenue

(a)          Revenue from water and sewage services:

	July to September 2015	January to September 2015	July to September 2014	January to September 2014

Metropolitan region of São Paulo	1,576,110	4,261,892	1,513,008	4,821,592
Regional Systems (i)	751,057	2,117,009	652,669	2,012,534
Total (ii)	2,327,167	6,378,901	2,165,677	6,834,126

(i)   Including the municipalities operated in countryside and at the coast of the State of São Paulo.

The gross operating revenue from sale of products and services increased by 7.5% year-on-year in the quarter ended September 30, 2015, due to the effect of the 6.5% tariff increase as of December 2014, the 15.2% tariff adjustment as of June 2015, and the application of contingency tariff totaling R$144.8 million in the third quarter of 2015.

The increase was offset by larger bonuses, R$248.8 million in the third quarter of 2015 and R$129.4 million in the third quarter of 2014, in addition to the 5.8% decline in water and sewage billed volume.

(b)          Reconciliation between gross operating income and net operating income:

	July to September 2015	January to September 2015	July to September 2014	January to September 2014

Revenue from water and sewage services	2,327,167	6,378,901	2,165,677	6,834,126
Construction revenue (Note 13 (c))	1,015,238	2,508,464	799,731	2,009,707
Sales tax	(145,413)	(398,880)	(141,876)	(474,218)
Net revenue	3,196,992	8,488,485	2,823,532	8,369,615

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

25                Operating costs and expenses

	July to September 2015	January to September 2015	July to September 2014	January to September 2014
Operating costs
Salaries and payroll charges	385,270	1,115,186	377,045	1,109,573
Pension obligations	14,960	44,381	12,135	35,886
Construction costs (Note 13 (c))	992,984	2,454,583	782,243	1,966,932
General supplies	40,689	129,469	51,827	140,372
Treatment supplies	62,878	198,788	65,628	199,880
Outsourced services	189,962	580,024	217,728	627,943
Electricity	219,281	585,610	155,801	439,624
General expenses	105,543	268,477	99,632	308,021
Depreciation and amortization	249,892	749,027	223,899	666,557
	2,261,459	6,125,545	1,985,938	5,494,788

Selling expenses
Salaries and payroll charges	59,767	174,832	60,248	175,748
Pension obligations	1,924	5,740	1,582	4,675
General supplies	805	2,640	1,094	3,264
Outsourced services	63,541	180,055	60,363	188,348
Electricity	206	561	139	443
General expenses	19,087	60,509	22,304	63,385
Depreciation and amortization	2,510	7,435	2,474	7,842
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	(38,131)	9,389	(21,640)	54,688
	109,709	441,161	126,564	498,393

Administrative expenses
Salaries and payroll charges	43,888	135,039	45,876	134,629
Pension obligations	46,164	140,149	38,982	123,497
GESP reimbursement– benefits paid (Note 9 (b))	-	(696,283)	-	-
General supplies	508	1,621	1,799	5,138
Outsourced services	43,096	102,452	23,052	151,095
Electricity	520	1,230	340	758
General expenses	19,921	(81,338)	65,660	158,864
Depreciation and amortization	18,909	52,244	16,826	51,652
Tax expenses	19,631	57,847	18,181	55,461
	192,637	(287,039)	210,716	681,094

Operating Costs and Expenses
Salaries and payroll charges	488,925	1,425,057	483,169	1,419,950
Pension obligations	63,048	190,270	52,699	164,058
GESP reimbursement– benefits paid (Note 9 (b))	-	(696,283)	-	-
Construction costs (Note 13 (c))	992,984	2,454,583	782,243	1,966,932
General supplies	42,002	133,730	54,720	148,774
Treatment supplies	62,878	198,788	65,628	199,880
Outsourced services	296,599	862,531	301,143	967,386
Electricity	220,007	587,401	156,280	440,825
General expenses	144,551	247,648	187,596	530,270
Depreciation and amortization	271,311	808,706	243,199	726,051
Tax expenses	19,631	57,847	18,181	55,461
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	(38,131)	9,389	(21,640)	54,688
	2,563,805	6,279,667	2,323,218	6,674,275

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

26                Financial Expenses and Income

	July to September 2015	January to September 2015	July to September 2014	January to September 2014
Financial expenses
Interest and charges on loans and financing – local currency (i)	(80,914)	(248,635)	(46,533)	(208,704)
Interest and charges on loans and financing – foreign currency	(39,146)	(94,688)	(27,140)	(74,581)
Other financial expenses	(25,783)	(82,420)	(23,351)	(65,376)
Income tax over international remittance	(5,045)	(13,983)	(2,976)	(9,715)
Inflation adjustment on loans and financing (ii)	(25,882)	(123,632)	(10,155)	(72,141)
Inflation adjustment on Sabesprev Mais incentive deficit	(379)	(1,307)	(215)	(899)
Other inflation adjustments	(6,334)	(15,361)	(1,817)	(7,686)
Interest and inflation adjustments on provisions	(31,533)	(19,524)	(22,348)	(71,840)
Total financial expenses	(215,016)	(599,550)	(134,535)	(510,942)

Financial revenues
Inflation adjustment gains	59,640	124,752	29,024	65,262
Income on short-term investments	36,300	131,211	52,205	148,309
Interest receivable	30,585	97,082	27,909	76,480
Cofins and Pasep	(5,904)	(5,904)	-	-
Other	3,913	6,564	764	1,578
Total financial income	124,534	353,705	109,902	291,629

Financial, net before foreign exchange variations	(90,482)	(245,845)	(24,633)	(219,313)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (iii)	(1,448,717)	(2,124,021)	(312,931)	(111,667)
Other foreign exchange variations	(221)	(529)	(30)	(60)
Foreign exchange gains	10	617	(178)	(790)
Foreign exchange variations, net	(1,448,928)	(2,123,933)	(313,139)	(112,517)

Financial, net	(1,539,410)	(2,369,778)	(337,772)	(331,830)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

(i)                 The R$34.3 million increase in interests and charges on internal loans and financing results from the higher CDI variation in the third quarter of 2015 when compared with the same period of 2014 (14.13% and 10.81%, respectively).

(ii)               The R$15.7 million increase is mainly due to IPCA and TR variations increase of 1.4% and 0.6%, respectively, in the third quarter of 2015, compared to variations of 0.8% and 0.3%, respectively, in the third quarter of 2014.

(iii)             The R$1,135.9 million increase in expenses is due to the third-quarter appreciation of the U.S. Dollar and the Yen of 28.1% and 30.5%, respectively, compared with the appreciations of 11.3% and 2.8%, respectively, in the same period of 2014.

27                Other operating income (expenses), net

	July to September 2015	January to September 2015	July to September 2014	January to September 2014

Other net operating income	63,732	128,201	21,014	59,159
Other operating expenses	(9,417)	(30,052)	(27,182)	(103,187)

Other operating income (expenses), net	54,315	98,149	(6,168)	(44,028)

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, electricity selling right, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of write-off of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and surplus cost of electricity sold.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

28        Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of September 30, 2015:

	October to December 2015	2016 – 2017	2018 – 2019	2020 onwards	Total
Contractual obligations- Expenses	335,844	1,319,793	318,804	1,358,237	3,332,678
Contractual obligations- Investments	304,173	2,613,819	1,128,299	6,277,186	10,323,477
Total	640,017	3,933,612	1,447,103	7,635,423	13,656,155

The main commitment refers to São Lourenço PPP. See Note 13 (h).

29                Additional information on cash flows

(a)         Investment activities not affecting cash:

	January to September 2015	January to September 2014

Total additions of intangible assets (Note 13)	2,835,571	2,283,864

Items not affecting cash (see breakdown below)	(978,661)	(449,560)

Total additions to intangible assets as per statement of cash flows	1,856,910	1,834,304

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (e))	247,075	176,724
Contractors payable	(65,741)	37,535
Program contract commitments	175,144	70,250
Public-Private-Partnership (Note 13 (h))	520,545	43,459
Leasing	47,757	78,817
Construction margin (Notes 13 (f) and 23)	53,881	42,775
Total	978,661	449,560

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Notes to the Interim Financial Information

Version: 1

30          Events after the reporting period

  Extraordinary Shareholders’ Meeting

On November 10, 2015, the Extraordinary Shareholders’ Meeting (ESM) was held to:

I. Elect an alternate member to the Fiscal Council, with term of office until 2016. Sandra Maria Giannella was elected to replace Marcio Rea;

II. Resolve on the terms and conditions of the Protocol and Justification of Merger of Empresa de Água e Esgoto de Diadema S.A. (“EAED”), a wholly-owned investee of the Company;

III. Ratify the appointment and engagement of Priori Serviços e Soluções Contabilidade EIRELI-ME, to prepare the Valuation Report of the assets of EAED (“Valuation Report”);

IV. Approve the Valuation Report prepared by experts, which concluded that the book value of shareholders’ equity for the purpose of merger of EAED into the Company is R$1,269; and

V. Resolve on the merger of EAED into the Company.

All items were approved by a majority vote.

  Empresa de Água e Esgoto de Diadema S.A. (“EAED”)

The merger of EAED into the Company, approved by the ESM held on November 10, 2015, will not materially affect the Company’s financial statements.

  Interconnection works between the Jaguari and Atibainha reservoirs

At the beginning of October, the agreement for the interconnection between the Jaguari (Paraíba do Sul basin) and Atibainha (Cantareira System basin) reservoirs was signed. This project will allow the transfer of an average annual inflow of 5.13 m³/s and maximum inflow of 8.5 m³/s into Cantareira System. The works are expected to be concluded in 2017. The company which was awarded the contract submitted a bid of R$555 million.

  Lawsuit with Álvares Florence Municipality Local Government

On October 15, 2015, the final and unappelable decision regarding the lawsuit to resume sewage services in the municipality of Álvares Florence was issued. The decision was unfavorable to the Company, and the book value of intangible assets in this municipality amounted to R$847 on September 30, 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/ 2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Comments on the Company’s Projections

Version: 1

Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

Version: 1

1.       CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 9/30/2015
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasure Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	15	-	15	-

Treasury shares	-	-	-	-

Other shareholders

Overall Total	343,524,300	50.3%	343,524,300	50.3%

Outstanding shares	339,985,569	49.7%	339,985,569	49.7%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – 09/30/2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Other Information Deemed as Relevant by the Company

Version: 1

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 9/30/2014
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Overall Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

2.      SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 9/30/2015 (shares)
	Common shares		Overall Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Quarterly Information Form (ITR), for the quarter ended September 30, 2015, which comprises the financial position as of September 30, 2015 and the related statements of income and comprehensive income for the three and nine-month period then ended and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and in accordance with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2015 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Reports and Statements / Unqualified Report on Special Review

Version: 1

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information - ITR and considered as supplemental information by IFRSs, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 12, 2015

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 30, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.